04039009

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

**Mortgage Asset Securitization Transactions, Inc.**
Exact Name of Registrant as Specified in Charter

**0000815018**
Registrant CIK Number

**Form 8-K, July 27, 2004, Series 2004-FRE1**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

**333-106982**
SEC File Number, if available

______________________________

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUL 29 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 28 2004
WASH. D.C.
105

[TPW: NYLEGAL:253667.1] 19356-00169 07/26/04 06:41pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 27, 2004

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.

By: ____________________
Name: Glenn McIntyre
Title: Director

By: ____________________
Name: Steven Warjanka
Title: Director

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Collateral Term Sheets | P* |

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

# ABS New Issue Term Sheet

## MASTR Asset Backed Securities Trust 2004-FRE1
## Mortgage Pass-Through Certificates

**$222,483,000**
(APPROXIMATE)

**Fremont Investment & Loan**
(ORIGINATOR)

**Homeq Servicing Corporation**
(MASTER SERVICER)

**Mortgage Asset Securitization Transactions, Inc.**
(DEPOSITOR)

**UBS Real Estate Securities Inc.**
(MORTGAGE LOAN SELLER)

July 13, 2004

UBS Investment Bank

The analysis in this report is based on information provided by Fremont Investment & Loan (the "Originator"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

**THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.**

# MASTR Asset Backed Securities Trust 2004-FRE1
# Mortgage Pass-Through Certificates
# $222,483,000 (Approximate Offered Certificates)

## Structure Overview

| Class[1,2] | Approx. Size ($)[3] | Certificate Type | Expected WAL (years) Call[4] / Mat[4] | Expected Principal Window Start[4] - Call[4] - Mat[4] | Legal Final Distribution Date | Expected Ratings S&P/ M / F |
|---|---|---|---|---|---|---|
| A-1[5,6] | 276, 821,000 | FLT / SEN | Not Offered Hereby | | July 2034 | AAA / Aaa / AAA |
| A-2 | 95,029,000 | FLT / SEN / SEQ | 1.50 / 1.50 | 08/04 - 07/07 - 07/07 | July 2007 | AAA / Aaa / AAA |
| A-3[6] | 27,238,000 | FLT / SEN / SEQ | 5.31 / 6.22 | 07/07 - 12/10 - 02/19 | July 2034 | AAA / Aaa / AAA |
| A-IO[8] | | INV / IO / SEN | 1.60 | | July 2006 | AAA / Aaa / AAA |
| M-1[6,7] | 19,891,000 | FLT / MEZ | 4.65 / 5.12 | 02/08 - 12/10 - 10/16 | July 2034 | AA+ / Aa1 / AA+ |
| M-2[6,7] | 14,025,000 | FLT / MEZ | 4.58 / 5.04 | 12/07 - 12/10 - 04/16 | July 2034 | AA / Aa2 / AA |
| M-3[6,7] | 11,475,000 | FLT / MEZ | 4.54 / 4.98 | 11/07 - 12/10 - 10/15 | July 2034 | AA- / A3 / AA- |
| M-4[6,7] | 10,200,000 | FLT / MEZ | 4.52 / 4.94 | 10/07 - 12/10 - 05/15 | July 2034 | A+ / A1 / A+ |
| M-5[6,7] | 8,925,000 | FLT / MEZ | 4.49 / 4.89 | 10/07 - 12/10 - 11/14 | July 2034 | A / A2 / A |
| M-6[6,7] | 8,925,000 | FLT / MEZ | 4.48 / 4.86 | 09/07 - 12/10 - 06/14 | July 2034 | A- / A3 / A- |
| M-7[6,7] | 7,650,000 | FLT / MEZ | 4.47 / 4.80 | 09/07 - 12/10 - 11/13 | July 2034 | BBB+ / Baa1 / BBB+ |
| M-8[6,7] | 7,650,000 | FLT / MEZ | 4.46 / 4.74 | 08/07 - 12/10 - 03/13 | July 2034 | BBB / Baa2 / BBB |
| M-9[6,7] | 6,375,000 | FLT / MEZ | 4.44 / 4.62 | 08/07 - 12/10 - 06/12 | July 2034 | BBB- / Baa3 / BBB- |
| M-10[6,7] | 5,100,000 | FLT / MEZ | 4.43 / 4.46 | 08/07 - 12/10 - 07/11 | July 2034 | BBB- / Ba1 / NR |

**Notes:**

(1) The Class A-1 Certificates are backed by the cash flow from a pool of conforming balance, first lien, fixed-rate and adjustable-rate Mortgage Loans. The Class A-2 and Class A-3 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first lien, fixed-rate and adjustable-rate Mortgage Loans. The Class M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8, M-9 and M-10 Certificates are supported by all the Mortgage Loans.

(2) The Class A-1, A-2, A-3, M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8, M-9 and M-10 Certificates will be subject to the Net WAC Cap as described herein.

(3) The Approximate Size is subject to a permitted variance of plus or minus 5%.

(4) See the Pricing Speed below.

(5) The Class A-1 Certificates are not offered hereby.

(6) After the Optional Termination Date, the margin on the Class A-1 and Class A-3 Certificates will increase to 2.0x their initial margin, the margin on the Class M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8, M-9 and M-10 Certificates will increase to 1.5x their initial margin.

(7) The Class M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8, M-9 and M-10 Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

(8) Inverse IO stripped off total collateral for 24 months. 2.50% - LIBOR

## Pricing Speed

| | |
|---|---|
| Fixed-Rate Mortgage Loans | 4% CPR growing to 23% CPR over 12 months and 23% CPR thereafter |
| Adjustable-Rate Mortgage Loans | 4% CPR growing to 35% CPR over 18 months and 35% CPR thereafter |

# Transaction Highlights

- The Mortgage Loans consist of subprime fixed and adjustable rate, first and second lien residential Mortgage Loans originated by Fremont Investment & Loan.
- The transaction consists of a Senior/Mezz/OC structure.
- The Credit Enhancement for the Certificates will be provided through Subordination, Overcollateralization of 2.10%, and Excess Spread.
- The Mortgage Loans will be serviced by Homeq Servicing Corporation, rated SQ1 (Moody's), RPS1 (Fitch), and Strong (S&P).
- None of the Mortgage Loans will be covered by Mortgage Insurance.
- None of the Mortgage Loans are classified as "High Cost" loans.
- None of the Mortgage Loans that were originated between October 1, 2002 and March 7, 2003 were pledged upon properties located in the state of Georgia.
- The Certificates will be ERISA eligible.
- None of the Certificates will be SMMEA eligible.
- All numbers and percentages herein relating to the Mortgage Loans are as of the Statistical Calculation Date.
- The Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.
- Bloomberg: MABS 2004-FRE1
- Intex: MABS04FRE1

| | Group 2 | | Aggregate |
|---|---|---|---|
| | Adjustable Rate | Fixed Rate | |
| Current Balance | $108,664,349.34 | $47,587,646.99 | $156,251,996.33 |
| Number of Loans | 259 | 327 | 586 |
| Average Loan Balance | $419,553.47 | $145,527.97 | $266,641.63 |
| Wtd. Avg. Gross Coupon | 6.48% | 7.56% | 6.81% |
| Wtd. Avg. Net Coupon | 5.98% | 7.06% | 6.31% |
| Wtd. Avg. FICO | 639 | 640 | 639 |
| Wtd. Avg. Original LTV[1] | 84.27% | 80.92% | 83.25% |
| Wtd. Avg. Stated Rem Term (months) | 356 | 320 | 345 |
| Wtd. Avg. Seasoning (months) | 4.42 | 5.15 | 4.64 |
| Wtd. Avg. Months to Next Adj. Date | 20.54 | n/a | 20.54 |
| Wtd. Avg. Margin | 6.79% | n/a | 6.79% |
| Wtd. Avg. Initial Rate Cap | 3.00% | n/a | 3.00% |
| Wtd. Avg. Periodic Rate Cap | 1.50% | n/a | 1.50% |
| Wtd. Avg. Maximum Rate | 13.48% | n/a | 13.48% |
| Wtd. Avg. Minimum Rate | 6.48% | n/a | 6.48% |

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

## Transaction Overview

| | |
|---|---|
| **Issuer:** | MASTR Asset Backed Securities Trust 2004-FRE1 |
| **Depositor:** | Mortgage Asset Securitization Transactions, Inc. |
| **Mortgage Loan Seller:** | UBS Real Estate Securities Inc. |
| **Originator:** | Fremont Investment & Loan |
| **Master Servicer:** | Homeq Servicing Corporation |
| **Trustee:** | U.S. Bank National Association |
| **Lead Underwriter:** | UBS Securities LLC |
| **Offered Securities:** | Approximately $399,088,000 senior floating-rate Certificates ("Class A Certificates", including Class A-1 Certificates not offered hereby) and approximately $100,216,000 mezzanine floating-rate Certificates ("Class M Certificates"). The Class A-1 Certificates are backed by a pool of conforming, first lien, fixed-rate and adjustable-rate mortgage loans ("Group I Mortgage Loans"); the Class A-2 and Class A-3 Certificates are backed by a pool of conforming and non-conforming, first lien, fixed-rate and adjustable-rate mortgage loans ("Group II Mortgage Loans"); The Class M Certificates are supported by all of the Mortgage Loans. |
| **Collateral:** | As of July 1, 2004 ("Cut-off Date"), the Mortgage Loans will consist of approximately 2,855 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans totaling approximately $510,016,251. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will represent approximately 2,269 mortgage loans totaling $353,764,254, and the Group II Mortgage Loans will represent approximately 586 mortgage loans totaling $156,251,996.<br><br>[A small percentage of the Mortgage Loans may be delinquent as of June 30, 2004.] |
| **ERISA:** | The offered certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates. |
| **SMMEA:** | None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). |
| **Taxation:** | The Trust will be established as one or more REMICs for federal income tax purposes. |
| **Form of Registration:** | Book-entry form through DTC, Clearstream and Euroclear. |
| **Minimum Denominations:** | $25,000 and integral multiples of $1 in excess thereof. |

## Transaction Overview

| | |
|---|---|
| **Expected Pricing:** | On or about July [15], 2004 |
| **Closing Date:** | On or about July 29, 2004 |
| **Cut-off Date:** | July 1, 2004 |
| **Record Date:** | The business day immediately preceding the Distribution Date. |
| **Distribution Date:** | The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in August 2004. |
| **Determination Date:** | The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day. |
| **Due Period:** | The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs. |
| **Prepayment Period:** | The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from July 1, 2004) and ending on the Determination Date of the calendar month in which such Distribution Date falls. |
| **Interest Accrual Period:** | Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an Actual/360 day basis. The Class A Certificates and the Class M Certificates will initially settle flat (no accrued interest). |
| **Administrative Fees:** | The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.0235%] per annum, and the Credit Risk Manager Fee calculated at the Credit Risk Manager Fee Rate [0.015%] per annum. Administrative Fees will be paid monthly based on the stated principal balance of the Mortgage Loans. |
| **Optional Termination:** | The Master Servicer (or if the Master Servicer fails to exercise its option, the NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date. |
| **Optional Termination Date:** | The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date. |

# Credit Enhancement

**Credit Enhancement:**

1) Excess interest
2) Overcollateralization ("OC")
3) Subordination

**Overcollateralization Target Amount:** With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 2.10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 4.20% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $2,550,081 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

**Stepdown Date:** The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in August 2007 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I or Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 43.50%.

**Credit Enhancement Percentage:** The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on the Distribution Date.

**CREDIT ENHANCEMENT PERCENTAGE**

| Class | Closing Date | After Stepdown Date |
|---|---|---|
| A | 21.75% | 43.50% |
| M-1 | 17.85% | 35.70% |
| M-2 | 15.10% | 30.20% |
| M-3 | 12.85% | 25.70% |
| M-4 | 10.85% | 21.70% |
| M-5 | 9.10% | 18.20% |
| M-6 | 7.35% | 14.70% |
| M-7 | 5.85% | 11.70% |
| M-8 | 4.35% | 8.70% |
| M-9 | 3.10% | 6.20% |
| M-10 | 2.10% | 4.20% |

## Credit Enhancement

**Trigger Event:**

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if (i) the percentage obtained by dividing the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO properties and (4) Mortgage Loans discharged due to bankruptcy by the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month is greater than [16.50]% **or**
(ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such payment date:

| Payment Date Occurring in | Percentage |
|---|---|
| August 2007 through July 2008 | [ ]% |
| August 2008 through July 2009 | [ ]% |
| August 2009 through July 2010 | [ ]% |
| August 2010 through July 2011 | [ ]% |
| August 2011 and thereafter | [ ]% |

## Payment of Interest

**Interest Payment Priority:** On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount to the holders of the Class A-1 Certificates and from the Group II Interest Remittance Amount to the holders of the Class A-2 and Class A-3 Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Interest Carry Forward Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount to the holders of the Class M-1 Certificates;

(iii) from the combined remaining Interest Remittance Amount to the holders of the Class M-2 Certificates;

(iv) from the combined remaining Interest Remittance Amount to the holders of the Class M-3 Certificates;

(v) from the combined remaining Interest Remittance Amount to the holders of the Class M-4 Certificates;

(vi) from the combined remaining Interest Remittance Amount to the holders of the Class M-5 Certificates;

(vii) from the combined remaining Interest Remittance Amount to the holders of the Class M-6 Certificates;

(viii) from the combined remaining Interest Remittance Amount to the holders of the Class M-7 Certificates;

(ix) from the combined remaining Interest Remittance Amount to the holders of the Class M-8 Certificates;

(x) from the combined remaining Interest Remittance Amount to the holders of the Class M-9 Certificates; and

(xi) from the combined remaining Interest Remittance Amount to the holders of the Class M-10 Certificates;

**Servicing Advances:** The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

**Basis Risk Shortfall:** Because the adjustable-rate Mortgage Loans are based mostly on 6-month LIBOR, with most having delayed first adjustments, and because the pass-through rates on the Class A and Class M Certificates are based on 1-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable to such Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If Basis Risk Shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and such shortfalls will be paid on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date.

**Net WAC Cap:** Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates, and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 and Class A-3 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

## Payment of Interest

| | |
|---|---|
| **Net WAC Cap (continued):** | Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period. |
| **Expense Adjusted Net Mortgage Rates:** | The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee Fee Rate (b) the Servicing Fee Rate and (c) the Credit Risk Manager Fee Rate. |

## Payment of Principal

**Principal Payment Priority:**

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed:

(i) the Group I Principal Distribution Amount to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and and then to the holders of the Class A-2 and Class A-3 Certificates in a sequential order;

(ii) the Group II Principal Distribution Amount to the holders of the Class A-2 and Class A-3 Certificates in a sequential order, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 Certificates;

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-10 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) above until the Certificate Principal Balance thereof has been reduced to zero.

## Payment of Principal

**Principal Payment Priority (continued):**

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the holders of the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority, in each case to the extent of the Group I and Group II Principal Distribution Amount remaining:

(i) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount; to the holders of the Class A-2 and Class A-3 Certificates in a sequential order, the Class A-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero. Any Class A-1 Principal Distribution Amount or Group I Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-2 and Class A-3 Certificates in a sequential order, after taking into account the distribution of the Group II Principal Distribution Amount, but the amount of the Group I Principal Distribution Amount so allocated shall never exceed the Class A-2 Principal Distribution Amount. Any Class A-2 Principal Distribution Amount or Group II Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-1 Certificates, after taking into account the distribution of the Group I Principal Distribution Amount, but the amount of the Group II Principal Distribution Amount so allocated shall never exceed the Class A-1 Principal Distribution Amount.

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

## Payment of Principal

**Principal Payment Priority (continued):**

(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

## Payment of Principal

**Monthly Excess Cashflow Distributions:**

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated *pro rata* between the Group I Principal Distribution Amount and Group II Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

## Payment of Principal

**Monthly Excess Cashflow Distributions:**

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required, to distribute to the holders of the Offered Securities any Net WAC Rate Carryover Amounts for such classes; and

(xxiii) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

## Payment of Principal

**Group I Principal Distribution Amount:** The "Group I Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

**Group II Principal Distribution Amount:** The "Group II Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

## Payment of Principal

| | |
|---|---|
| **Class A-1 Principal Distribution Amount:** | The "Class A-1 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 56.50% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $1,768,821. |
| **Class A-2 Principal Distribution Amount:** | The "Class A-2 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-2 and Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 56.50% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $781,260. |
| **Class M-1 Principal Distribution Amount:** | The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A-1 and Class A-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 64.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081. |
| **Class M-2 Principal Distribution Amount:** | The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A-1, Class A-2 and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 69.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081. |

## Payment of Principal

**Class M-3 Principal Distribution Amount:** The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081.

**Class M-4 Principal Distribution Amount:** The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 78.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081.

**Class M-5 Principal Distribution Amount:** The "Class M-5 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081.

**Class M-6 Principal Distribution Amount:** The "Class M-6 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 85.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081.

## Payment of Principal

| | |
|---|---|
| **Class M-7 Principal Distribution Amount:** | The "Class M-7 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081. |
| **Class M-8 Principal Distribution Amount:** | The "Class M-8 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081. |
| **Class M-9 Principal Distribution Amount:** | The "Class M-9 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081. |
| **Class M-10 Principal Distribution Amount:** | The "Class M-10 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,550,081. |

# Description of the Total Mortgage Loans

## Total Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their July 1, 2004 scheduled balances respectively (except for Fico and Debt-to-Income which are based at origination.)

| | Summary Statistics | Range (if applicable) | | |
|---|---|---|---|---|
| **Number of Mortgage Loans:** | 2,855 | | | |
| **Aggregate Current Principal Balance:** | $510,016,251 | | | |
| **Average Current Principal Balance:** | $178,640 | $4,399 | - | $800,000 |
| **Aggregate Original Principal Balance:** | $511,873,753 | | | |
| **Average Original Principal Balance:** | $179,290 | $4,700 | - | $800,000 |
| **Fully Amortizing Mortgage Loans:** | 80.07% | | | |
| **Interest Only Loans:** | 19.93% | | | |
| **1st Lien:** | 95.94% | | | |
| **Wtd. Avg. Gross Coupon:** | 7.144% | 4.500% | - | 13.999% |
| **Wtd. Avg. Original Term (months):** | 352 | 60 | - | 360 |
| **Wtd. Avg. Remaining Term (months):** | 348 | 54 | - | 360 |
| **Margin (ARM Loans Only):** | 6.865% | 5.450% | - | 6.990% |
| **Maximum Interest Rate (ARM Loans Only):** | 14.021% | 11.500% | - | 19.100% |
| **Minimum Interest Rate (ARM Loans Only):** | 7.020% | 4.500% | - | 12.100% |
| **Wtd. Avg. Original LTV (1):** | 82.67% | 13.33% | - | 100.06% |
| **Wtd. Avg. Borrower FICO:** | 624 | 500 | - | 802 |
| **Wtd. Avg. Debt to Income Ratio:** | 42.36% | | | |

| | | |
|---|---|---|
| **Geographic Distribution (Top 5):** | CA | 43.66% |
| | NY | 11.90% |
| | FL | 7.10% |
| | IL | 5.03% |
| | MA | 3.40% |

1) References to loan-to-value are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

# Description of the Total Mortgage Loans

## Distribution By Current Unpaid Principal Balance

| Current Unpaid Principal Balance ($) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 50,000 or less | 407 | 9,519,176 | 1.87 | 23,389 | 11.423 | 95.45 | 609 | 68.96 | 91.10 |
| 50,001 - 100,000 | 477 | 35,363,554 | 6.93 | 74,137 | 8.901 | 84.78 | 608 | 67.55 | 27.14 |
| 100,001 - 150,000 | 467 | 58,648,070 | 11.50 | 125,585 | 7.632 | 80.87 | 610 | 69.03 | 4.11 |
| 150,001 - 200,000 | 451 | 78,219,635 | 15.34 | 173,436 | 7.180 | 81.61 | 614 | 67.29 | 0.00 |
| 200,001 - 250,000 | 309 | 69,091,428 | 13.55 | 223,597 | 6.972 | 81.17 | 620 | 65.34 | 0.00 |
| 250,001 - 300,000 | 269 | 73,971,296 | 14.50 | 274,986 | 6.809 | 82.31 | 620 | 64.55 | 0.00 |
| 300,001 - 350,000 | 182 | 59,126,181 | 11.59 | 324,869 | 6.834 | 83.25 | 630 | 58.88 | 0.00 |
| 350,001 - 400,000 | 128 | 48,010,579 | 9.41 | 375,083 | 6.708 | 85.52 | 651 | 56.35 | 0.00 |
| 400,001 - 450,000 | 68 | 28,725,301 | 5.63 | 422,431 | 6.646 | 83.66 | 631 | 61.89 | 0.00 |
| 450,001 - 500,000 | 72 | 34,641,456 | 6.79 | 481,131 | 6.234 | 82.07 | 649 | 69.49 | 0.00 |
| 500,001 - 550,000 | 8 | 4,183,841 | 0.82 | 522,980 | 6.650 | 79.67 | 628 | 62.70 | 0.00 |
| 550,001 - 600,000 | 12 | 6,889,646 | 1.35 | 574,137 | 6.209 | 80.47 | 638 | 83.14 | 0.00 |
| 600,001 - 650,000 | 1 | 636,782 | 0.12 | 636,782 | 6.000 | 80.00 | 607 | 100.00 | 0.00 |
| 700,001 - 750,000 | 3 | 2,189,305 | 0.43 | 729,768 | 6.133 | 72.70 | 658 | 100.00 | 0.00 |
| 750,001 - 800,000 | 1 | 800,000 | 0.16 | 800,000 | 5.750 | 80.00 | 676 | 100.00 | 0.00 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

# Description of the Total Mortgage Loans

## Distribution By Gross Coupon

| Current Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 8 | 2,715,616 | 0.53 | 339,452 | 4.500 | 80.00 | 689 | 100.00 | 0.00 |
| 4.501 - 5.000 | 40 | 12,251,237 | 2.40 | 306,281 | 4.864 | 80.27 | 683 | 97.44 | 0.00 |
| 5.001 - 5.500 | 100 | 28,012,475 | 5.49 | 280,125 | 5.349 | 79.88 | 655 | 95.25 | 0.00 |
| 5.501 - 6.000 | 255 | 68,487,999 | 13.43 | 268,580 | 5.825 | 79.88 | 651 | 89.65 | 0.00 |
| 6.001 - 6.500 | 298 | 76,030,971 | 14.91 | 255,137 | 6.323 | 79.55 | 628 | 75.46 | 0.00 |
| 6.501 - 7.000 | 414 | 93,785,329 | 18.39 | 226,535 | 6.827 | 82.58 | 623 | 62.60 | 0.00 |
| 7.001 - 7.500 | 342 | 70,298,912 | 13.78 | 205,552 | 7.316 | 85.75 | 618 | 49.78 | 0.00 |
| 7.501 - 8.000 | 369 | 69,948,608 | 13.71 | 189,563 | 7.800 | 86.22 | 618 | 43.74 | 0.00 |
| 8.001 - 8.500 | 180 | 27,396,030 | 5.37 | 152,200 | 8.304 | 84.24 | 595 | 49.12 | 0.84 |
| 8.501 - 9.000 | 156 | 19,606,225 | 3.84 | 125,681 | 8.774 | 83.17 | 592 | 49.53 | 5.71 |
| 9.001 - 9.500 | 69 | 8,216,596 | 1.61 | 119,081 | 9.314 | 81.63 | 583 | 60.70 | 19.20 |
| 9.501 - 10.000 | 81 | 8,397,037 | 1.65 | 103,667 | 9.831 | 78.61 | 570 | 66.52 | 24.88 |
| 10.001 - 10.500 | 63 | 4,872,277 | 0.96 | 77,338 | 10.338 | 78.86 | 570 | 67.51 | 38.05 |
| 10.501 - 11.000 | 119 | 7,842,104 | 1.54 | 65,900 | 10.854 | 81.90 | 582 | 75.92 | 51.50 |
| 11.001 - 11.500 | 35 | 2,331,913 | 0.46 | 66,626 | 11.318 | 77.61 | 561 | 76.82 | 40.18 |
| 11.501 - 12.000 | 166 | 4,570,991 | 0.90 | 27,536 | 11.861 | 89.95 | 605 | 49.86 | 81.12 |
| 12.001 - 12.500 | 56 | 1,179,522 | 0.23 | 21,063 | 12.354 | 96.26 | 622 | 27.54 | 93.95 |
| 12.501 - 13.000 | 76 | 3,179,231 | 0.62 | 41,832 | 12.847 | 98.72 | 639 | 10.01 | 98.35 |
| 13.001 - 13.500 | 26 | 832,922 | 0.16 | 32,035 | 13.291 | 99.76 | 631 | 4.08 | 100.00 |
| 13.501 - 14.000 | 2 | 60,256 | 0.01 | 30,128 | 13.916 | 98.43 | 608 | 15.70 | 100.00 |
| ***Total:*** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

# Description of the Total Mortgage Loans

## Distribution By Fico

| FICO | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 500 or less | 7 | 1,026,906 | 0.20 | 146,701 | 8.120 | 76.26 | 500 | 68.45 | 0.00 |
| 501 - 520 | 132 | 23,530,184 | 4.61 | 178,259 | 8.405 | 72.30 | 512 | 68.56 | 0.00 |
| 521 - 540 | 168 | 28,924,927 | 5.67 | 172,172 | 8.152 | 71.78 | 531 | 61.26 | 0.00 |
| 541 - 560 | 233 | 36,761,300 | 7.21 | 157,774 | 7.694 | 75.60 | 551 | 68.64 | 0.51 |
| 561 - 580 | 251 | 36,563,625 | 7.17 | 145,672 | 7.555 | 77.47 | 570 | 72.38 | 1.88 |
| 581 - 600 | 367 | 54,970,156 | 10.78 | 149,782 | 7.177 | 81.40 | 591 | 77.15 | 8.22 |
| 601 - 620 | 359 | 59,284,651 | 11.62 | 165,138 | 7.000 | 83.83 | 611 | 81.67 | 6.31 |
| 621 - 640 | 354 | 59,883,380 | 11.74 | 169,162 | 6.927 | 82.62 | 630 | 66.07 | 6.98 |
| 641 - 660 | 333 | 62,457,780 | 12.25 | 187,561 | 6.868 | 86.24 | 651 | 62.87 | 5.80 |
| 661 - 680 | 244 | 53,482,861 | 10.49 | 219,192 | 6.719 | 86.06 | 670 | 56.68 | 2.77 |
| 681 - 700 | 180 | 41,240,316 | 8.09 | 229,113 | 6.942 | 90.50 | 690 | 45.18 | 2.50 |
| 701 - 720 | 88 | 19,806,751 | 3.88 | 225,077 | 6.532 | 86.59 | 709 | 53.06 | 2.91 |
| 721 - 740 | 65 | 15,955,692 | 3.13 | 245,472 | 6.729 | 89.76 | 729 | 48.82 | 1.49 |
| 741 - 760 | 37 | 8,879,769 | 1.74 | 239,994 | 6.555 | 89.26 | 748 | 50.63 | 2.16 |
| 761 - 780 | 23 | 4,575,715 | 0.90 | 198,944 | 6.535 | 89.72 | 768 | 67.11 | 4.71 |
| 781 - 800 | 12 | 2,153,328 | 0.42 | 179,444 | 6.851 | 86.57 | 787 | 65.75 | 0.43 |
| greater than 800 | 2 | 518,909 | 0.10 | 259,455 | 7.705 | 92.29 | 802 | 0.00 | 0.00 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

## Distribution By Lien Status

| Lien Status | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| First Lien | 2,306 | 489,334,825 | 95.94 | 212,201 | 6.973 | 81.98 | 624 | 64.98 | 0.00 |
| Second Lien | 549 | 20,681,426 | 4.06 | 37,671 | 11.181 | 99.18 | 631 | 68.66 | 100.00 |
| ***Total:*** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

# Description of the Total Mortgage Loans

## Distribution By Original LTV (1)

| Original LTV (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 50.00 or less | 62 | 10,050,717 | 1.97 | 162,108 | 7.256 | 42.96 | 589 | 57.06 | 0.00 |
| 50.01 - 55.00 | 36 | 6,377,549 | 1.25 | 177,154 | 7.880 | 52.59 | 565 | 47.09 | 0.00 |
| 55.01 - 60.00 | 45 | 8,780,251 | 1.72 | 195,117 | 7.245 | 57.97 | 588 | 48.84 | 0.00 |
| 60.01 - 65.00 | 98 | 20,100,571 | 3.94 | 205,108 | 7.478 | 63.55 | 583 | 54.56 | 0.00 |
| 65.01 - 70.00 | 118 | 24,564,258 | 4.82 | 208,172 | 7.751 | 68.92 | 579 | 55.43 | 0.00 |
| 70.01 - 75.00 | 194 | 38,529,937 | 7.55 | 198,608 | 7.280 | 74.11 | 586 | 52.44 | 0.00 |
| 75.01 - 80.00 | 789 | 168,221,695 | 32.98 | 213,209 | 6.551 | 79.71 | 622 | 68.38 | 0.00 |
| 80.01 - 85.00 | 201 | 41,658,580 | 8.17 | 207,257 | 6.785 | 84.37 | 612 | 81.06 | 0.24 |
| 85.01 - 90.00 | 432 | 89,271,485 | 17.50 | 206,647 | 6.853 | 89.72 | 634 | 84.47 | 0.16 |
| 90.01 - 95.00 | 257 | 21,479,027 | 4.21 | 83,576 | 7.519 | 94.77 | 643 | 74.38 | 11.38 |
| 95.01 -100.00 | 622 | 80,977,190 | 15.88 | 130,188 | 8.367 | 99.94 | 673 | 42.16 | 22.22 |
| greater than 100.00 | 1 | 4,992 | 0.00 | 4,992 | 9.050 | 100.06 | 763 | 100.00 | 100.00 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

1) References to loan-to-value are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

## Distribution By Documentation

| Documentation | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Easy | 62 | 11,166,128 | 2.19 | 180,099 | 7.272 | 79.63 | 595 | 0.00 | 0.94 |
| Full | 1,926 | 332,148,580 | 65.13 | 172,455 | 6.865 | 82.77 | 618 | 100.00 | 4.28 |
| Stated | 867 | 166,701,543 | 32.69 | 192,274 | 7.691 | 82.68 | 639 | 0.00 | 3.82 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

# Description of the Total Mortgage Loans

## Distribution By Loan Purpose

| Loan Purpose | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Purchase | 1,326 | 210,666,009 | 41.31 | 158,873 | 7.202 | 88.07 | 650 | 60.50 | 7.37 |
| Cash Out Refi | 981 | 189,952,653 | 37.24 | 193,632 | 7.143 | 78.70 | 604 | 66.93 | 1.41 |
| Debt Consolidation | 418 | 79,714,902 | 15.63 | 190,706 | 7.102 | 79.30 | 606 | 71.30 | 2.72 |
| Rate & Term Refi | 84 | 18,407,328 | 3.61 | 219,135 | 6.894 | 80.21 | 617 | 68.61 | 1.30 |
| Home Improvement | 46 | 11,275,359 | 2.21 | 245,116 | 6.778 | 76.63 | 615 | 71.91 | 0.63 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

## Distribution By Property Type

| Property Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Single Family | 2,395 | 424,155,205 | 83.17 | 177,100 | 7.118 | 82.25 | 621 | 66.41 | 4.33 |
| Multi Family | 274 | 58,383,153 | 11.45 | 213,077 | 7.297 | 84.90 | 641 | 53.83 | 1.77 |
| Condo | 186 | 27,477,892 | 5.39 | 147,731 | 7.217 | 84.48 | 633 | 69.25 | 4.74 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

## Distribution By Occupancy Status

| Occupancy Status | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 2,596 | 474,574,659 | 93.05 | 182,810 | 7.125 | 82.62 | 623 | 64.19 | 4.29 |
| Non-Owner Occupied | 245 | 32,937,436 | 6.46 | 134,439 | 7.443 | 83.22 | 638 | 78.01 | 0.87 |
| 2nd Home | 14 | 2,504,156 | 0.49 | 178,868 | 6.739 | 86.44 | 628 | 73.04 | 1.37 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

# Description of the Total Mortgage Loans

## Distribution By State

| State | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Southern California | 595 | 129,379,473 | 25.37 | 217,444 | 6.859 | 80.15 | 620 | 67.07 | 4.00 |
| Northern California | 420 | 93,268,310 | 18.29 | 222,067 | 6.695 | 82.24 | 635 | 72.78 | 5.81 |
| New York | 236 | 60,672,662 | 11.90 | 257,088 | 7.005 | 80.16 | 634 | 46.61 | 0.84 |
| Florida | 280 | 36,192,289 | 7.10 | 129,258 | 7.555 | 84.11 | 618 | 62.80 | 3.18 |
| Illinois | 161 | 25,632,183 | 5.03 | 159,206 | 7.554 | 85.10 | 621 | 58.02 | 2.40 |
| Massachusetts | 88 | 17,354,220 | 3.40 | 197,207 | 7.470 | 82.49 | 620 | 52.48 | 4.65 |
| Maryland | 97 | 16,408,469 | 3.22 | 169,159 | 7.498 | 85.22 | 612 | 70.26 | 4.43 |
| New Jersey | 65 | 12,921,225 | 2.53 | 198,788 | 7.766 | 84.53 | 631 | 50.53 | 2.45 |
| Colorado | 79 | 12,757,146 | 2.50 | 161,483 | 7.138 | 86.58 | 615 | 82.44 | 4.37 |
| Virginia | 69 | 11,352,003 | 2.23 | 164,522 | 7.621 | 85.03 | 605 | 71.93 | 4.56 |
| Other | 765 | 94,078,271 | 18.45 | 122,978 | 7.537 | 85.50 | 622 | 69.91 | 5.20 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

## Distribution By Zip Code

| Zip Code | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 92336 | 11 | 2,504,145 | 0.49 | 227,650 | 6.612 | 86.09 | 618 | 89.87 | 3.36 |
| 94565 | 9 | 2,205,957 | 0.43 | 245,106 | 6.805 | 86.41 | 618 | 52.55 | 2.42 |
| 94806 | 8 | 1,953,384 | 0.38 | 244,173 | 6.599 | 76.70 | 609 | 70.45 | 3.97 |
| 93551 | 7 | 1,856,451 | 0.36 | 265,207 | 6.794 | 82.62 | 592 | 76.35 | 0.00 |
| 93906 | 8 | 1,850,671 | 0.36 | 231,334 | 6.374 | 84.95 | 631 | 81.38 | 9.99 |
| 11746 | 6 | 1,796,517 | 0.35 | 299,420 | 6.820 | 75.79 | 622 | 33.34 | 0.91 |
| 94513 | 6 | 1,740,174 | 0.34 | 290,029 | 6.593 | 87.22 | 663 | 62.31 | 5.28 |
| 90805 | 8 | 1,703,144 | 0.33 | 212,893 | 6.689 | 77.67 | 631 | 36.42 | 3.80 |
| 92154 | 5 | 1,544,427 | 0.30 | 308,885 | 7.384 | 82.65 | 589 | 87.09 | 0.00 |
| 94015 | 4 | 1,542,546 | 0.30 | 385,636 | 7.317 | 82.63 | 624 | 100.00 | 7.59 |
| Other | 2,783 | 491,318,835 | 96.33 | 176,543 | 7.158 | 82.68 | 624 | 64.98 | 4.07 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

# Description of the Total Mortgage Loans

## Distribution By Remaining Months To Maturity

| Remaining Months to Maturity | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 180 or less | 259 | 7,774,285 | 1.52 | 30,017 | 9.064 | 79.80 | 602 | 72.43 | 44.10 |
| 181 - 240 | 325 | 19,312,933 | 3.79 | 59,424 | 10.561 | 96.48 | 632 | 66.54 | 89.33 |
| 301 - 360 | 2,271 | 482,929,033 | 94.69 | 212,650 | 6.976 | 82.17 | 624 | 64.95 | 0.00 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

## Distribution By Product Type

| Product Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 2/ 6 MONTH LIBOR | 1,378 | 273,219,721 | 53.57 | 198,273 | 7.420 | 82.74 | 613 | 52.74 | 0.00 |
| 2/ 6 MONTH LIBOR -24 MONTH IO | 343 | 91,401,065 | 17.92 | 266,475 | 6.030 | 85.21 | 643 | 95.74 | 0.00 |
| 3/ 6 MONTH LIBOR | 71 | 16,826,979 | 3.30 | 237,000 | 6.780 | 83.77 | 634 | 74.41 | 0.00 |
| 3/ 6 MONTH LIBOR -36 MONTH IO | 41 | 10,264,367 | 2.01 | 250,350 | 5.566 | 81.98 | 660 | 100.00 | 0.00 |
| Fixed | 1,022 | 118,304,118 | 23.20 | 115,757 | 7.555 | 80.45 | 632 | 65.72 | 17.48 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

## Distribution By Prepayment Penalty

| Penalty (months) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 0 | 308 | 41,770,808 | 8.19 | 135,620 | 7.842 | 84.46 | 621 | 57.69 | 5.68 |
| 12 | 257 | 51,206,346 | 10.04 | 199,246 | 7.517 | 83.31 | 619 | 59.14 | 2.53 |
| 24 | 1,839 | 336,062,469 | 65.89 | 182,742 | 7.078 | 83.23 | 624 | 64.88 | 4.33 |
| 30 | 1 | 162,337 | 0.03 | 162,337 | 7.450 | 100.00 | 685 | 0.00 | 0.00 |
| 36 | 450 | 80,814,290 | 15.85 | 179,587 | 6.821 | 78.99 | 630 | 73.90 | 3.06 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

# Description of the Total Mortgage Loans

## Credit Grade

| Credit Grade | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| ASE | 1 | 340,361 | 0.07 | 340,361 | 8.000 | 90.00 | 561 | 100.00 | 0.00 |
| AXP | 214 | 38,002,589 | 7.45 | 177,582 | 6.994 | 77.95 | 583 | 71.33 | 0.56 |
| AXT | 45 | 10,418,489 | 2.04 | 231,522 | 6.665 | 84.20 | 623 | 75.12 | 0.00 |
| AXTC | 2 | 482,400 | 0.09 | 241,200 | 6.570 | 80.00 | 658 | 61.86 | 0.00 |
| AXTH | 1 | 252,450 | 0.05 | 252,450 | 6.750 | 85.00 | 649 | 0.00 | 0.00 |
| AXTJ | 1 | 560,000 | 0.11 | 560,000 | 5.990 | 80.00 | 622 | 100.00 | 0.00 |
| A-S | 1 | 482,059 | 0.09 | 482,059 | 7.750 | 85.00 | 540 | 100.00 | 0.00 |
| A-X | 137 | 20,911,603 | 4.10 | 152,639 | 7.730 | 77.05 | 567 | 68.85 | 0.56 |
| A-XP | 14 | 3,210,500 | 0.63 | 229,321 | 6.876 | 69.04 | 571 | 61.17 | 0.00 |
| A+S | 11 | 2,074,458 | 0.41 | 188,587 | 7.461 | 93.42 | 684 | 54.81 | 0.00 |
| A+X | 1,685 | 338,694,744 | 66.41 | 201,006 | 6.762 | 84.85 | 642 | 63.87 | 0.45 |
| A+XP | 48 | 13,815,873 | 2.71 | 287,831 | 6.378 | 76.73 | 596 | 67.53 | 0.00 |
| A+XT | 48 | 14,818,524 | 2.91 | 308,719 | 6.393 | 80.08 | 660 | 53.17 | 0.00 |
| B | 2 | 200,378 | 0.04 | 100,189 | 7.961 | 80.00 | 525 | 100.00 | 0.00 |
| BSE | 1 | 138,515 | 0.03 | 138,515 | 8.550 | 80.00 | 507 | 100.00 | 0.00 |
| BXP | 121 | 19,053,399 | 3.74 | 157,466 | 7.798 | 72.60 | 557 | 69.95 | 0.25 |
| C | 1 | 51,744 | 0.01 | 51,744 | 10.000 | 75.00 | 518 | 100.00 | 0.00 |
| CSE | 1 | 135,331 | 0.03 | 135,331 | 9.150 | 80.00 | 571 | 100.00 | 0.00 |
| CXP | 91 | 15,799,276 | 3.10 | 173,618 | 8.734 | 69.44 | 552 | 63.07 | 0.22 |
| C-X | 35 | 6,727,606 | 1.32 | 192,217 | 10.187 | 64.27 | 547 | 67.98 | 0.00 |
| C-XP | 19 | 3,787,200 | 0.74 | 199,326 | 10.381 | 62.86 | 545 | 64.45 | 0.00 |
| DXP | 11 | 1,306,071 | 0.26 | 118,734 | 10.772 | 57.20 | 536 | 100.00 | 0.00 |
| XTA | 365 | 18,752,680 | 3.68 | 51,377 | 11.107 | 99.69 | 634 | 66.00 | 100.00 |
| **Total:** | **2,855** | **510,016,251** | **100.00** | **178,640** | **7.144** | **82.67** | **624** | **65.13** | **4.06** |

# Description of the Total Mortgage Loans

## Distribution By Next Adjustment Date

| Next Adjustment Date | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| January 1, 2005 | 1 | 317,632 | 0.08 | 317,632 | 10.000 | 70.00 | 507 | 0.00 | 0.00 |
| October 1, 2005 | 3 | 344,066 | 0.09 | 114,689 | 8.495 | 81.82 | 568 | 100.00 | 0.00 |
| November 1, 2005 | 34 | 6,976,420 | 1.78 | 205,189 | 7.681 | 89.95 | 636 | 53.63 | 0.00 |
| December 1, 2005 | 81 | 17,456,166 | 4.46 | 215,508 | 7.404 | 85.57 | 620 | 75.87 | 0.00 |
| January 1, 2006 | 176 | 39,838,111 | 10.17 | 226,353 | 7.021 | 86.04 | 637 | 55.86 | 0.00 |
| February 1, 2006 | 1,259 | 256,616,695 | 65.51 | 203,826 | 7.034 | 84.14 | 621 | 64.95 | 0.00 |
| May 1, 2006 | 1 | 495,200 | 0.13 | 495,200 | 5.250 | 80.00 | 727 | 0.00 | 0.00 |
| June 1, 2006 | 34 | 7,893,920 | 2.02 | 232,174 | 7.324 | 74.63 | 599 | 60.48 | 0.00 |
| July 1, 2006 | 132 | 34,682,577 | 8.85 | 262,747 | 7.049 | 74.30 | 599 | 59.35 | 0.00 |
| November 1, 2006 | 2 | 326,740 | 0.08 | 163,370 | 6.912 | 89.42 | 642 | 100.00 | 0.00 |
| December 1, 2006 | 7 | 1,571,987 | 0.40 | 224,570 | 6.869 | 87.06 | 641 | 53.95 | 0.00 |
| January 1, 2007 | 10 | 2,584,330 | 0.66 | 258,433 | 6.159 | 81.52 | 674 | 54.18 | 0.00 |
| February 1, 2007 | 81 | 19,287,735 | 4.92 | 238,120 | 6.341 | 83.67 | 639 | 89.25 | 0.00 |
| June 1, 2007 | 5 | 1,019,603 | 0.26 | 203,921 | 5.940 | 75.21 | 634 | 68.22 | 0.00 |
| July 1, 2007 | 7 | 2,300,950 | 0.59 | 328,707 | 6.037 | 79.90 | 657 | 100.00 | 0.00 |
| **Total:** | **1,833** | **391,712,133** | **100.00** | **213,700** | **7.020** | **83.34** | **622** | **64.95** | **0.00** |

## Distribution By Margin

| Margin (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 5.001 - 5.500 | 8 | 2,715,616 | 0.69 | 339,452 | 4.500 | 80.00 | 689 | 100.00 | 0.00 |
| 5.501 - 6.000 | 43 | 12,798,596 | 3.27 | 297,642 | 4.872 | 80.26 | 683 | 97.55 | 0.00 |
| 6.001 - 6.500 | 107 | 30,205,480 | 7.71 | 282,294 | 5.372 | 80.17 | 654 | 94.90 | 0.00 |
| 6.501 - 7.000 | 1,675 | 345,992,442 | 88.33 | 206,563 | 7.263 | 83.76 | 616 | 60.85 | 0.00 |
| **Total:** | **1,833** | **391,712,133** | **100.00** | **213,700** | **7.020** | **83.34** | **622** | **64.95** | **0.00** |

# Description of the Total Mortgage Loans

## Distribution By Life Minimum Rate

| Life Minimum Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 8 | 2,715,616 | 0.69 | 339,452 | 4.500 | 80.00 | 689 | 100.00 | 0.00 |
| 4.501 - 5.000 | 40 | 12,251,237 | 3.13 | 306,281 | 4.864 | 80.27 | 683 | 97.44 | 0.00 |
| 5.001 - 5.500 | 100 | 28,012,475 | 7.15 | 280,125 | 5.349 | 79.88 | 655 | 95.25 | 0.00 |
| 5.501 - 6.000 | 186 | 50,481,746 | 12.89 | 271,407 | 5.820 | 81.85 | 640 | 91.85 | 0.00 |
| 6.001 - 6.500 | 190 | 50,656,858 | 12.93 | 266,615 | 6.316 | 81.84 | 622 | 82.01 | 0.00 |
| 6.501 - 7.000 | 294 | 68,759,739 | 17.55 | 233,877 | 6.844 | 84.84 | 625 | 63.44 | 0.00 |
| 7.001 - 7.500 | 274 | 55,983,318 | 14.29 | 204,319 | 7.315 | 87.47 | 620 | 48.93 | 0.00 |
| 7.501 - 8.000 | 317 | 61,266,202 | 15.64 | 193,269 | 7.805 | 87.41 | 620 | 41.29 | 0.00 |
| 8.001 - 8.500 | 155 | 24,312,885 | 6.21 | 156,857 | 8.298 | 84.13 | 594 | 44.55 | 0.00 |
| 8.501 - 9.000 | 126 | 16,670,812 | 4.26 | 132,308 | 8.759 | 82.51 | 588 | 45.54 | 0.00 |
| 9.001 - 9.500 | 39 | 5,735,309 | 1.46 | 147,059 | 9.302 | 75.57 | 560 | 44.69 | 0.00 |
| 9.501 - 10.000 | 42 | 5,822,270 | 1.49 | 138,625 | 9.794 | 71.92 | 548 | 54.93 | 0.00 |
| 10.001 - 10.500 | 22 | 3,018,157 | 0.77 | 137,189 | 10.353 | 66.10 | 547 | 48.30 | 0.00 |
| 10.501 - 11.000 | 23 | 3,696,258 | 0.94 | 160,707 | 10.830 | 62.99 | 552 | 57.90 | 0.00 |
| 11.001 - 11.500 | 10 | 1,394,898 | 0.36 | 139,490 | 11.270 | 62.99 | 527 | 71.31 | 0.00 |
| 11.501 - 12.000 | 6 | 863,016 | 0.22 | 143,836 | 11.708 | 55.53 | 543 | 8.68 | 0.00 |
| 12.001 - 12.500 | 1 | 71,339 | 0.02 | 71,339 | 12.100 | 65.00 | 520 | 0.00 | 0.00 |
| **Total:** | **1,833** | **391,712,133** | **100.00** | **213,700** | **7.020** | **83.34** | **622** | **64.95** | **0.00** |

# Description of the Total Mortgage Loans

## Distribution By Life Maximum Rate

| Life Maximum Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 11.001 - 11.500 | 8 | 2,715,616 | 0.69 | 339,452 | 4.500 | 80.00 | 689 | 100.00 | 0.00 |
| 11.501 - 12.000 | 40 | 12,251,237 | 3.13 | 306,281 | 4.864 | 80.27 | 683 | 97.44 | 0.00 |
| 12.001 - 12.500 | 100 | 28,012,475 | 7.15 | 280,125 | 5.349 | 79.88 | 655 | 95.25 | 0.00 |
| 12.501 - 13.000 | 185 | 50,415,883 | 12.87 | 272,518 | 5.820 | 81.85 | 640 | 91.83 | 0.00 |
| 13.001 - 13.500 | 190 | 50,656,858 | 12.93 | 266,615 | 6.316 | 81.84 | 622 | 82.01 | 0.00 |
| 13.501 - 14.000 | 294 | 68,759,739 | 17.55 | 233,877 | 6.844 | 84.84 | 625 | 63.44 | 0.00 |
| 14.001 - 14.500 | 273 | 55,748,818 | 14.23 | 204,208 | 7.316 | 87.51 | 620 | 49.14 | 0.00 |
| 14.501 - 15.000 | 318 | 61,500,702 | 15.70 | 193,398 | 7.802 | 87.38 | 620 | 41.13 | 0.00 |
| 15.001 - 15.500 | 155 | 24,312,885 | 6.21 | 156,857 | 8.298 | 84.13 | 594 | 44.55 | 0.00 |
| 15.501 - 16.000 | 126 | 16,670,812 | 4.26 | 132,308 | 8.759 | 82.51 | 588 | 45.54 | 0.00 |
| 16.001 - 16.500 | 40 | 5,801,172 | 1.48 | 145,029 | 9.264 | 75.62 | 560 | 45.32 | 0.00 |
| 16.501 - 17.000 | 42 | 5,822,270 | 1.49 | 138,625 | 9.794 | 71.92 | 548 | 54.93 | 0.00 |
| 17.001 - 17.500 | 22 | 3,018,157 | 0.77 | 137,189 | 10.353 | 66.10 | 547 | 48.30 | 0.00 |
| 17.501 - 18.000 | 23 | 3,696,258 | 0.94 | 160,707 | 10.830 | 62.99 | 552 | 57.90 | 0.00 |
| 18.001 - 18.500 | 10 | 1,394,898 | 0.36 | 139,490 | 11.270 | 62.99 | 527 | 71.31 | 0.00 |
| 18.501 - 19.000 | 6 | 863,016 | 0.22 | 143,836 | 11.708 | 55.53 | 543 | 8.68 | 0.00 |
| 19.001 - 19.500 | 1 | 71,339 | 0.02 | 71,339 | 12.100 | 65.00 | 520 | 0.00 | 0.00 |
| **Total:** | **1,833** | **391,712,133** | **100.00** | **213,700** | **7.020** | **83.34** | **622** | **64.95** | **0.00** |

# Description of the Total Mortgage Loans

## Distribution By Initial Cap

| Initial Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 3.000 | 1,833 | 391,712,133 | 100.00 | 213,700 | 7.020 | 83.34 | 622 | 64.95 | 0.00 |
| **Total:** | **1,833** | **391,712,133** | **100.00** | **213,700** | **7.020** | **83.34** | **622** | **64.95** | **0.00** |

## Distribution By Periodic Cap

| Periodic Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 1.500 | 1,833 | 391,712,133 | 100.00 | 213,700 | 7.020 | 83.34 | 622 | 64.95 | 0.00 |
| **Total:** | **1,833** | **391,712,133** | **100.00** | **213,700** | **7.020** | **83.34** | **622** | **64.95** | **0.00** |

# Description of the Group I Mortgage Loans

## Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their July 1, 2004 scheduled balances respectively (except for Fico and Debt-to-Income which are based at origination.)

| | Summary Statistics | Range (if applicable) | | |
|---|---|---|---|---|
| Number of Mortgage Loans: | 2,269 | | | |
| Aggregate Current Principal Balance: | $353,764,254 | | | |
| Average Current Principal Balance: | $155,912 | $4,441 | - | $462,479 |
| Aggregate Original Principal Balance: | $355,042,354 | | | |
| Average Original Principal Balance: | $156,475 | $4,790 | - | $465,000 |
| Fully Amortizing Mortgage Loans: | 82.44% | | | |
| Interest Only Loans: | 17.56% | | | |
| 1st Lien: | 97.18% | | | |
| Wtd. Avg. Gross Coupon: | 7.292% | 4.500% | - | 13.999% |
| Wtd. Avg. Original Term (months): | 354 | 60 | - | 360 |
| Wtd. Avg. Remaining Term (months): | 349 | 54 | - | 360 |
| Margin (ARM Loans Only): | 6.895% | 5.450% | - | 6.990% |
| Maximum Interest Rate (ARM Loans Only): | 14.228% | 11.500% | - | 19.100% |
| Minimum Interest Rate (ARM Loans Only): | 7.226% | 4.500% | - | 12.100% |
| Wtd. Avg. Original LTV (1): | 82.42% | 16.79% | - | 100.00% |
| Wtd. Avg. Borrower FICO: | 617 | 500 | - | 802 |
| Wtd. Avg. Debt to Income Ratio: | 42.14% | | | |

| | | |
|---|---|---|
| Geographic Distribution (Top 5): | CA | 38.09% |
| | NY | 11.13% |
| | FL | 7.87% |
| | IL | 6.42% |
| | MA | 3.78% |

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

# Description of the Group I Mortgage Loans

## Distribution By Current Unpaid Principal Balance

| Current Unpaid Principal Balance ($) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 50,000 or less | 314 | 7,463,959 | 2.11 | 23,771 | 11.445 | 95.80 | 611 | 65.13 | 89.99 |
| 50,001 - 100,000 | 386 | 28,236,590 | 7.98 | 73,152 | 8.507 | 81.69 | 599 | 66.86 | 11.51 |
| 100,001 - 150,000 | 424 | 53,504,378 | 15.12 | 126,190 | 7.563 | 80.47 | 606 | 68.71 | 0.00 |
| 150,001 - 200,000 | 430 | 74,619,362 | 21.09 | 173,533 | 7.196 | 82.14 | 615 | 67.58 | 0.00 |
| 200,001 - 250,000 | 300 | 67,110,691 | 18.97 | 223,702 | 6.989 | 81.18 | 619 | 64.98 | 0.00 |
| 250,001 - 300,000 | 259 | 71,230,728 | 20.14 | 275,022 | 6.825 | 82.43 | 620 | 63.96 | 0.00 |
| 300,001 - 350,000 | 127 | 40,413,482 | 11.42 | 318,216 | 6.857 | 83.49 | 631 | 58.19 | 0.00 |
| 350,001 - 400,000 | 20 | 7,431,937 | 2.10 | 371,597 | 7.244 | 90.33 | 657 | 44.56 | 0.00 |
| 400,001 - 450,000 | 8 | 3,290,648 | 0.93 | 411,331 | 7.146 | 91.63 | 672 | 50.43 | 0.00 |
| 450,001 - 500,000 | 1 | 462,479 | 0.13 | 462,479 | 5.600 | 74.40 | 707 | 100.00 | 0.00 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

# Description of the Group I Mortgage Loans

## Distribution By Gross Coupon

| Current Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 4 | 1,005,600 | 0.28 | 251,400 | 4.500 | 80.00 | 678 | 100.00 | 0.00 |
| 4.501 - 5.000 | 27 | 6,702,214 | 1.89 | 248,230 | 4.875 | 79.10 | 677 | 95.33 | 0.00 |
| 5.001 - 5.500 | 71 | 16,119,179 | 4.56 | 227,031 | 5.350 | 79.54 | 656 | 97.74 | 0.00 |
| 5.501 - 6.000 | 180 | 38,597,642 | 10.91 | 214,431 | 5.819 | 79.59 | 649 | 89.80 | 0.00 |
| 6.001 - 6.500 | 213 | 42,823,190 | 12.11 | 201,048 | 6.330 | 79.10 | 622 | 80.03 | 0.00 |
| 6.501 - 7.000 | 339 | 67,215,590 | 19.00 | 198,276 | 6.840 | 82.53 | 621 | 65.88 | 0.00 |
| 7.001 - 7.500 | 295 | 54,658,687 | 15.45 | 185,284 | 7.320 | 85.23 | 615 | 53.91 | 0.00 |
| 7.501 - 8.000 | 329 | 56,158,256 | 15.87 | 170,694 | 7.813 | 86.16 | 616 | 47.03 | 0.00 |
| 8.001 - 8.500 | 169 | 24,181,904 | 6.84 | 143,088 | 8.305 | 84.35 | 592 | 50.12 | 0.00 |
| 8.501 - 9.000 | 137 | 16,381,539 | 4.63 | 119,573 | 8.760 | 81.99 | 581 | 49.89 | 0.93 |
| 9.001 - 9.500 | 48 | 6,281,037 | 1.78 | 130,855 | 9.301 | 78.17 | 571 | 48.59 | 2.86 |
| 9.501 - 10.000 | 59 | 6,479,575 | 1.83 | 109,823 | 9.795 | 73.99 | 555 | 61.91 | 7.95 |
| 10.001 - 10.500 | 43 | 2,985,125 | 0.84 | 69,422 | 10.347 | 73.99 | 560 | 73.15 | 24.75 |
| 10.501 - 11.000 | 90 | 5,672,217 | 1.60 | 63,025 | 10.837 | 77.29 | 570 | 68.64 | 39.84 |
| 11.001 - 11.500 | 29 | 1,981,965 | 0.56 | 68,344 | 11.314 | 73.68 | 552 | 72.72 | 29.62 |
| 11.501 - 12.000 | 112 | 2,925,290 | 0.83 | 26,119 | 11.843 | 85.48 | 592 | 48.07 | 70.50 |
| 12.001 - 12.500 | 44 | 903,204 | 0.26 | 20,527 | 12.349 | 95.59 | 615 | 29.33 | 92.10 |
| 12.501 - 13.000 | 55 | 1,924,517 | 0.54 | 34,991 | 12.843 | 98.66 | 636 | 10.87 | 97.28 |
| 13.001 - 13.500 | 23 | 707,269 | 0.20 | 30,751 | 13.281 | 99.72 | 631 | 4.80 | 100.00 |
| 13.501 - 14.000 | 2 | 60,256 | 0.02 | 30,128 | 13.916 | 98.43 | 608 | 15.70 | 100.00 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

# Description of the Group I Mortgage Loans

## Distribution By Fico

| FICO | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 500 or less | 7 | 1,026,906 | 0.29 | 146,701 | 8.120 | 76.26 | 500 | 68.45 | 0.00 |
| 501 - 520 | 122 | 20,006,763 | 5.66 | 163,990 | 8.540 | 71.82 | 512 | 66.90 | 0.00 |
| 521 - 540 | 156 | 24,517,478 | 6.93 | 157,163 | 8.257 | 71.38 | 530 | 62.95 | 0.00 |
| 541 - 560 | 210 | 31,290,809 | 8.85 | 149,004 | 7.767 | 76.06 | 551 | 71.97 | 0.46 |
| 561 - 580 | 218 | 30,466,289 | 8.61 | 139,754 | 7.590 | 77.51 | 570 | 72.64 | 1.50 |
| 581 - 600 | 285 | 37,283,425 | 10.54 | 130,819 | 7.198 | 82.46 | 591 | 78.84 | 7.12 |
| 601 - 620 | 272 | 38,031,018 | 10.75 | 139,820 | 7.050 | 83.65 | 611 | 80.15 | 5.62 |
| 621 - 640 | 271 | 39,872,242 | 11.27 | 147,130 | 7.074 | 83.32 | 630 | 64.55 | 5.80 |
| 641 - 660 | 250 | 40,144,910 | 11.35 | 160,580 | 7.037 | 86.68 | 651 | 56.23 | 3.95 |
| 661 - 680 | 182 | 33,453,748 | 9.46 | 183,812 | 6.774 | 86.15 | 670 | 54.77 | 1.13 |
| 681 - 700 | 132 | 25,380,476 | 7.17 | 192,276 | 6.982 | 91.20 | 690 | 47.30 | 0.61 |
| 701 - 720 | 66 | 12,906,079 | 3.65 | 195,547 | 6.669 | 89.09 | 710 | 50.31 | 0.97 |
| 721 - 740 | 47 | 10,284,984 | 2.91 | 218,829 | 6.750 | 88.86 | 729 | 51.29 | 0.00 |
| 741 - 760 | 27 | 5,384,870 | 1.52 | 199,440 | 6.952 | 92.14 | 748 | 46.91 | 0.00 |
| 761 - 780 | 12 | 1,821,943 | 0.52 | 151,829 | 6.768 | 91.44 | 769 | 56.84 | 0.34 |
| 781 - 800 | 10 | 1,373,405 | 0.39 | 137,340 | 6.883 | 88.95 | 788 | 74.56 | 0.67 |
| greater than 800 | 2 | 518,909 | 0.15 | 259,455 | 7.705 | 92.29 | 802 | 0.00 | 0.00 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

## Distribution By Lien Status

| Lien Status | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| First Lien | 1,913 | 343,798,307 | 97.18 | 179,717 | 7.165 | 81.94 | 617 | 64.92 | 0.00 |
| Second Lien | 356 | 9,965,947 | 2.82 | 27,994 | 11.661 | 99.11 | 619 | 58.85 | 100.00 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

# Description of the Group I Mortgage Loans

## Distribution By Original LTV (1)

| Original LTV (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 50.00 or less | 51 | 7,257,088 | 2.05 | 142,296 | 7.558 | 41.99 | 583 | 64.83 | 0.00 |
| 50.01 - 55.00 | 34 | 5,709,376 | 1.61 | 167,923 | 7.992 | 52.79 | 565 | 49.61 | 0.00 |
| 55.01 - 60.00 | 34 | 5,414,380 | 1.53 | 159,246 | 7.367 | 57.96 | 586 | 57.53 | 0.00 |
| 60.01 - 65.00 | 79 | 13,740,820 | 3.88 | 173,934 | 7.891 | 63.55 | 565 | 53.30 | 0.00 |
| 65.01 - 70.00 | 99 | 17,714,611 | 5.01 | 178,935 | 7.999 | 68.91 | 569 | 61.46 | 0.00 |
| 70.01 - 75.00 | 161 | 27,561,802 | 7.79 | 171,191 | 7.499 | 74.15 | 576 | 51.06 | 0.00 |
| 75.01 - 80.00 | 661 | 120,166,606 | 33.97 | 181,795 | 6.727 | 79.74 | 614 | 66.13 | 0.00 |
| 80.01 - 85.00 | 154 | 25,907,084 | 7.32 | 168,228 | 6.994 | 84.53 | 600 | 80.68 | 0.15 |
| 85.01 - 90.00 | 362 | 61,911,698 | 17.50 | 171,027 | 7.048 | 89.82 | 630 | 86.79 | 0.11 |
| 90.01 - 95.00 | 187 | 13,384,334 | 3.78 | 71,574 | 7.521 | 94.81 | 638 | 87.77 | 10.15 |
| 95.01 -100.00 | 447 | 54,996,455 | 15.55 | 123,035 | 8.286 | 99.98 | 675 | 36.84 | 15.46 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

## Distribution By Documentation

| Documentation | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Easy | 49 | 7,465,886 | 2.11 | 152,365 | 7.391 | 80.76 | 589 | 0.00 | 1.11 |
| Full | 1,520 | 229,045,422 | 64.75 | 150,688 | 7.015 | 82.30 | 610 | 100.00 | 2.56 |
| Stated | 700 | 117,252,946 | 33.14 | 167,504 | 7.825 | 82.76 | 633 | 0.00 | 3.43 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

# Description of the Group I Mortgage Loans

## Distribution By Loan Purpose

| Loan Purpose | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Purchase | 1,064 | 151,606,371 | 42.86 | 142,487 | 7.323 | 87.88 | 644 | 59.35 | 5.08 |
| Cash Out Refi | 790 | 133,868,123 | 37.84 | 169,453 | 7.279 | 78.52 | 597 | 68.06 | 0.91 |
| Debt Consolidation | 324 | 52,204,267 | 14.76 | 161,124 | 7.279 | 77.99 | 596 | 70.96 | 1.81 |
| Rate & Term Refi | 59 | 10,118,070 | 2.86 | 171,493 | 7.027 | 80.41 | 617 | 70.80 | 0.99 |
| Home Improvement | 32 | 5,967,424 | 1.69 | 186,482 | 7.330 | 73.33 | 583 | 62.93 | 0.09 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

## Distribution By Property Type

| Property Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Single Family | 1,861 | 281,399,293 | 79.54 | 151,209 | 7.275 | 81.86 | 613 | 66.15 | 2.98 |
| Multi Family | 243 | 49,465,243 | 13.98 | 203,561 | 7.378 | 84.71 | 636 | 55.00 | 1.26 |
| Condo | 165 | 22,899,719 | 6.47 | 138,786 | 7.303 | 84.38 | 630 | 68.48 | 4.15 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

## Distribution By Occupancy Status

| Occupancy Status | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 2,033 | 323,097,631 | 91.33 | 158,927 | 7.275 | 82.35 | 616 | 63.64 | 3.02 |
| Non-Owner Occupied | 225 | 28,779,659 | 8.14 | 127,910 | 7.505 | 83.04 | 634 | 77.14 | 0.71 |
| 2nd Home | 11 | 1,886,965 | 0.53 | 171,542 | 6.890 | 85.78 | 614 | 64.23 | 0.69 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

# Description of the Group I Mortgage Loans

## Distribution By State

| State | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Southern California | 440 | 84,048,439 | 23.76 | 191,019 | 6.930 | 79.09 | 611 | 64.52 | 2.44 |
| Northern California | 268 | 50,704,005 | 14.33 | 189,194 | 6.732 | 79.78 | 626 | 70.14 | 2.68 |
| New York | 175 | 39,386,403 | 11.13 | 225,065 | 7.178 | 80.45 | 622 | 54.11 | 0.55 |
| Florida | 243 | 27,830,766 | 7.87 | 114,530 | 7.787 | 84.76 | 609 | 63.61 | 2.74 |
| Illinois | 147 | 22,699,891 | 6.42 | 154,421 | 7.665 | 85.65 | 618 | 58.11 | 2.31 |
| Massachusetts | 67 | 13,376,694 | 3.78 | 199,652 | 7.396 | 83.92 | 625 | 52.57 | 2.39 |
| Maryland | 78 | 10,858,736 | 3.07 | 139,215 | 7.661 | 85.14 | 603 | 71.03 | 2.48 |
| Colorado | 69 | 10,621,871 | 3.00 | 153,940 | 7.167 | 86.46 | 616 | 83.55 | 2.92 |
| New Jersey | 59 | 10,248,814 | 2.90 | 173,709 | 7.967 | 84.47 | 633 | 49.34 | 3.09 |
| Georgia | 77 | 9,644,830 | 2.73 | 125,258 | 7.559 | 86.07 | 601 | 74.56 | 1.15 |
| Other | 646 | 74,343,805 | 21.02 | 115,083 | 7.660 | 85.17 | 620 | 68.84 | 5.01 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

## Distribution By Zip Code

| Zip Code | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 94565 | 8 | 2,152,550 | 0.61 | 269,069 | 6.726 | 86.07 | 618 | 51.37 | 0.00 |
| 92336 | 8 | 1,790,719 | 0.51 | 223,840 | 6.254 | 83.25 | 611 | 90.00 | 0.53 |
| 92376 | 10 | 1,501,823 | 0.42 | 150,182 | 6.770 | 82.36 | 594 | 81.07 | 2.58 |
| 94806 | 6 | 1,475,869 | 0.42 | 245,978 | 6.540 | 74.59 | 611 | 60.88 | 0.00 |
| 92508 | 5 | 1,437,677 | 0.41 | 287,535 | 6.757 | 77.48 | 568 | 60.21 | 0.00 |
| 11413 | 5 | 1,437,372 | 0.41 | 287,474 | 7.680 | 82.97 | 630 | 75.04 | 0.00 |
| 94509 | 7 | 1,414,722 | 0.40 | 202,103 | 6.231 | 81.88 | 658 | 85.84 | 4.66 |
| 92337 | 7 | 1,324,295 | 0.37 | 189,185 | 7.929 | 78.90 | 559 | 62.50 | 0.80 |
| 92570 | 6 | 1,322,343 | 0.37 | 220,391 | 6.846 | 76.21 | 622 | 81.21 | 0.00 |
| 11208 | 4 | 1,205,165 | 0.34 | 301,291 | 6.598 | 84.08 | 622 | 74.92 | 0.00 |
| Other | 2,203 | 338,701,718 | 95.74 | 153,746 | 7.313 | 82.48 | 618 | 64.44 | 2.91 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

# Description of the Group I Mortgage Loans

## Distribution By Remaining Months To Maturity

| Remaining Months to Maturity | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 180 or less | 191 | 5,462,205 | 1.54 | 28,598 | 9.045 | 80.11 | 609 | 76.87 | 43.93 |
| 181 - 240 | 191 | 9,078,624 | 2.57 | 47,532 | 10.760 | 94.91 | 616 | 57.57 | 83.35 |
| 301 - 360 | 1,887 | 339,223,425 | 95.89 | 179,769 | 7.170 | 82.12 | 618 | 64.74 | 0.00 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

## Distribution By Product Type

| Product Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 2/ 6 MONTH LIBOR | 1,227 | 210,462,911 | 59.49 | 171,526 | 7.585 | 82.62 | 608 | 53.99 | 0.00 |
| 2/ 6 MONTH LIBOR -24 MONTH IO | 255 | 54,243,738 | 15.33 | 212,721 | 6.118 | 84.69 | 640 | 95.76 | 0.00 |
| 3/ 6 MONTH LIBOR | 57 | 10,460,042 | 2.96 | 183,510 | 7.027 | 83.01 | 610 | 70.10 | 0.00 |
| 3/ 6 MONTH LIBOR -36 MONTH IO | 35 | 7,881,092 | 2.23 | 225,174 | 5.531 | 81.27 | 661 | 100.00 | 0.00 |
| Fixed | 695 | 70,716,471 | 19.99 | 101,750 | 7.552 | 80.14 | 626 | 68.24 | 14.09 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

## Distribution By Prepayment Penalty

| Penalty (months) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 0 | 263 | 33,570,816 | 9.49 | 127,646 | 7.965 | 85.17 | 617 | 57.67 | 3.97 |
| 12 | 208 | 36,524,346 | 10.32 | 175,598 | 7.641 | 83.67 | 612 | 60.89 | 1.86 |
| 24 | 1,458 | 229,134,584 | 64.77 | 157,157 | 7.244 | 82.70 | 617 | 64.05 | 2.93 |
| 30 | 1 | 162,337 | 0.05 | 162,337 | 7.450 | 100.00 | 685 | 0.00 | 0.00 |
| 36 | 339 | 54,372,172 | 15.37 | 160,390 | 6.842 | 78.65 | 624 | 74.82 | 2.28 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

# Description of the Group I Mortgage Loans

## Credit Grade

| Credit Grade | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| AXP | 180 | 28,080,106 | 7.94 | 156,001 | 7.159 | 78.04 | 577 | 71.63 | 0.54 |
| AXT | 33 | 5,728,127 | 1.62 | 173,580 | 6.822 | 88.30 | 627 | 78.76 | 0.00 |
| AXTC | 2 | 482,400 | 0.14 | 241,200 | 6.570 | 80.00 | 658 | 61.86 | 0.00 |
| AXTH | 1 | 252,450 | 0.07 | 252,450 | 6.750 | 85.00 | 649 | 0.00 | 0.00 |
| A-X | 127 | 18,928,990 | 5.35 | 149,047 | 7.747 | 77.40 | 568 | 70.21 | 0.47 |
| A-XP | 12 | 2,526,250 | 0.71 | 210,521 | 6.837 | 68.72 | 587 | 50.65 | 0.00 |
| A+S | 11 | 2,074,458 | 0.59 | 188,587 | 7.461 | 93.42 | 684 | 54.81 | 0.00 |
| A+X | 1,361 | 233,067,780 | 65.88 | 171,247 | 6.911 | 85.18 | 638 | 63.26 | 0.38 |
| A+XP | 31 | 6,848,873 | 1.94 | 220,931 | 6.624 | 75.63 | 578 | 56.72 | 0.00 |
| A+XT | 32 | 7,366,581 | 2.08 | 230,206 | 6.449 | 80.42 | 650 | 53.28 | 0.00 |
| B | 2 | 200,378 | 0.06 | 100,189 | 7.961 | 80.00 | 525 | 100.00 | 0.00 |
| BSE | 1 | 138,515 | 0.04 | 138,515 | 8.550 | 80.00 | 507 | 100.00 | 0.00 |
| BXP | 111 | 16,891,411 | 4.77 | 152,175 | 7.906 | 72.30 | 550 | 72.84 | 0.28 |
| C | 1 | 51,744 | 0.01 | 51,744 | 10.000 | 75.00 | 518 | 100.00 | 0.00 |
| CSE | 1 | 135,331 | 0.04 | 135,331 | 9.150 | 80.00 | 571 | 100.00 | 0.00 |
| CXP | 78 | 11,853,678 | 3.35 | 151,970 | 8.703 | 69.20 | 553 | 70.68 | 0.10 |
| C-X | 32 | 5,617,486 | 1.59 | 175,546 | 10.289 | 63.13 | 541 | 67.87 | 0.00 |
| C-XP | 18 | 3,437,200 | 0.97 | 190,956 | 10.598 | 63.32 | 537 | 60.83 | 0.00 |
| DXP | 11 | 1,306,071 | 0.37 | 118,734 | 10.772 | 57.20 | 536 | 100.00 | 0.00 |
| XTA | 224 | 8,776,426 | 2.48 | 39,180 | 11.627 | 99.75 | 621 | 54.22 | 100.00 |
| **Total:** | **2,269** | **353,764,254** | **100.00** | **155,912** | **7.292** | **82.42** | **617** | **64.75** | **2.82** |

# Description of the Group I Mortgage Loans

## Distribution By Next Adjustment Date

| Next Adjustment Date | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| January 1, 2005 | 1 | 317,632 | 0.11 | 317,632 | 10.000 | 70.00 | 507 | 0.00 | 0.00 |
| October 1, 2005 | 3 | 344,066 | 0.12 | 114,689 | 8.495 | 81.82 | 568 | 100.00 | 0.00 |
| November 1, 2005 | 31 | 5,674,118 | 2.00 | 183,036 | 7.869 | 91.29 | 642 | 50.25 | 0.00 |
| December 1, 2005 | 71 | 13,300,709 | 4.70 | 187,334 | 7.529 | 85.99 | 618 | 71.88 | 0.00 |
| January 1, 2006 | 148 | 28,551,725 | 10.09 | 192,917 | 7.303 | 85.61 | 626 | 58.37 | 0.00 |
| February 1, 2006 | 1,101 | 189,958,747 | 67.11 | 172,533 | 7.217 | 83.71 | 616 | 63.82 | 0.00 |
| June 1, 2006 | 28 | 5,547,670 | 1.96 | 198,131 | 7.494 | 72.74 | 579 | 50.76 | 0.00 |
| July 1, 2006 | 99 | 21,011,984 | 7.42 | 212,242 | 7.446 | 72.34 | 587 | 57.55 | 0.00 |
| November 1, 2006 | 2 | 326,740 | 0.12 | 163,370 | 6.912 | 89.42 | 642 | 100.00 | 0.00 |
| December 1, 2006 | 6 | 1,235,784 | 0.44 | 205,964 | 6.700 | 83.54 | 628 | 68.63 | 0.00 |
| January 1, 2007 | 8 | 1,750,074 | 0.62 | 218,759 | 5.784 | 79.53 | 688 | 59.44 | 0.00 |
| February 1, 2007 | 67 | 13,362,383 | 4.72 | 199,439 | 6.414 | 82.99 | 627 | 87.23 | 0.00 |
| June 1, 2007 | 5 | 1,019,603 | 0.36 | 203,921 | 5.940 | 75.21 | 634 | 68.22 | 0.00 |
| July 1, 2007 | 4 | 646,550 | 0.23 | 161,638 | 7.234 | 79.63 | 587 | 100.00 | 0.00 |
| **Total:** | **1,574** | **283,047,784** | **100.00** | **179,827** | **7.226** | **82.99** | **615** | **63.87** | **0.00** |

## Distribution By Margin

| Margin (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 5.001 - 5.500 | 4 | 1,005,600 | 0.36 | 251,400 | 4.500 | 80.00 | 678 | 100.00 | 0.00 |
| 5.501 - 6.000 | 30 | 7,249,574 | 2.56 | 241,652 | 4.889 | 79.17 | 678 | 95.68 | 0.00 |
| 6.001 - 6.500 | 76 | 17,417,132 | 6.15 | 229,173 | 5.381 | 79.81 | 655 | 96.71 | 0.00 |
| 6.501 - 7.000 | 1,464 | 257,375,478 | 90.93 | 175,803 | 7.428 | 83.33 | 611 | 60.61 | 0.00 |
| **Total:** | **1,574** | **283,047,784** | **100.00** | **179,827** | **7.226** | **82.99** | **615** | **63.87** | **0.00** |

# Description of the Group I Mortgage Loans

## Distribution By Life Minimum Rate

| Life Minimum Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 4 | 1,005,600 | 0.36 | 251,400 | 4.500 | 80.00 | 678 | 100.00 | 0.00 |
| 4.501 - 5.000 | 27 | 6,702,214 | 2.37 | 248,230 | 4.875 | 79.10 | 677 | 95.33 | 0.00 |
| 5.001 - 5.500 | 71 | 16,119,179 | 5.69 | 227,031 | 5.350 | 79.54 | 656 | 97.74 | 0.00 |
| 5.501 - 6.000 | 137 | 29,091,748 | 10.28 | 212,349 | 5.818 | 80.95 | 640 | 92.47 | 0.00 |
| 6.001 - 6.500 | 140 | 28,728,363 | 10.15 | 205,203 | 6.326 | 81.20 | 617 | 85.83 | 0.00 |
| 6.501 - 7.000 | 251 | 50,338,635 | 17.78 | 200,552 | 6.853 | 84.25 | 620 | 64.78 | 0.00 |
| 7.001 - 7.500 | 247 | 45,380,908 | 16.03 | 183,728 | 7.324 | 86.63 | 616 | 53.69 | 0.00 |
| 7.501 - 8.000 | 289 | 50,306,155 | 17.77 | 174,070 | 7.816 | 87.18 | 617 | 43.44 | 0.00 |
| 8.001 - 8.500 | 148 | 21,595,855 | 7.63 | 145,918 | 8.303 | 84.37 | 592 | 46.27 | 0.00 |
| 8.501 - 9.000 | 122 | 15,058,319 | 5.32 | 123,429 | 8.763 | 82.14 | 582 | 50.41 | 0.00 |
| 9.001 - 9.500 | 38 | 5,361,296 | 1.89 | 141,087 | 9.305 | 75.61 | 564 | 40.83 | 0.00 |
| 9.501 - 10.000 | 41 | 5,478,708 | 1.94 | 133,627 | 9.782 | 72.04 | 548 | 58.38 | 0.00 |
| 10.001 - 10.500 | 20 | 2,246,269 | 0.79 | 112,313 | 10.351 | 65.57 | 547 | 64.90 | 0.00 |
| 10.501 - 11.000 | 22 | 3,305,281 | 1.17 | 150,240 | 10.810 | 62.17 | 546 | 52.92 | 0.00 |
| 11.001 - 11.500 | 10 | 1,394,898 | 0.49 | 139,490 | 11.270 | 62.99 | 527 | 71.31 | 0.00 |
| 11.501 - 12.000 | 6 | 863,016 | 0.30 | 143,836 | 11.708 | 55.53 | 543 | 8.68 | 0.00 |
| 12.001 - 12.500 | 1 | 71,339 | 0.03 | 71,339 | 12.100 | 65.00 | 520 | 0.00 | 0.00 |
| **Total:** | **1,574** | **283,047,784** | **100.00** | **179,827** | **7.226** | **82.99** | **615** | **63.87** | **0.00** |

# Description of the Group I Mortgage Loans

## Distribution By Life Maximum Rate

| Life Maximum Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 11.001 - 11.500 | 4 | 1,005,600 | 0.36 | 251,400 | 4.500 | 80.00 | 678 | 100.00 | 0.00 |
| 11.501 - 12.000 | 27 | 6,702,214 | 2.37 | 248,230 | 4.875 | 79.10 | 677 | 95.33 | 0.00 |
| 12.001 - 12.500 | 71 | 16,119,179 | 5.69 | 227,031 | 5.350 | 79.54 | 656 | 97.74 | 0.00 |
| 12.501 - 13.000 | 136 | 29,025,884 | 10.25 | 213,426 | 5.818 | 80.95 | 640 | 92.46 | 0.00 |
| 13.001 - 13.500 | 140 | 28,728,363 | 10.15 | 205,203 | 6.326 | 81.20 | 617 | 85.83 | 0.00 |
| 13.501 - 14.000 | 251 | 50,338,635 | 17.78 | 200,552 | 6.853 | 84.25 | 620 | 64.78 | 0.00 |
| 14.001 - 14.500 | 246 | 45,146,408 | 15.95 | 183,522 | 7.325 | 86.67 | 616 | 53.97 | 0.00 |
| 14.501 - 15.000 | 290 | 50,540,655 | 17.86 | 174,278 | 7.812 | 87.14 | 617 | 43.24 | 0.00 |
| 15.001 - 15.500 | 148 | 21,595,855 | 7.63 | 145,918 | 8.303 | 84.37 | 592 | 46.27 | 0.00 |
| 15.501 - 16.000 | 122 | 15,058,319 | 5.32 | 123,429 | 8.763 | 82.14 | 582 | 50.41 | 0.00 |
| 16.001 - 16.500 | 39 | 5,427,160 | 1.92 | 139,158 | 9.265 | 75.66 | 563 | 41.55 | 0.00 |
| 16.501 - 17.000 | 41 | 5,478,708 | 1.94 | 133,627 | 9.782 | 72.04 | 548 | 58.38 | 0.00 |
| 17.001 - 17.500 | 20 | 2,246,269 | 0.79 | 112,313 | 10.351 | 65.57 | 547 | 64.90 | 0.00 |
| 17.501 - 18.000 | 22 | 3,305,281 | 1.17 | 150,240 | 10.810 | 62.17 | 546 | 52.92 | 0.00 |
| 18.001 - 18.500 | 10 | 1,394,898 | 0.49 | 139,490 | 11.270 | 62.99 | 527 | 71.31 | 0.00 |
| 18.501 - 19.000 | 6 | 863,016 | 0.30 | 143,836 | 11.708 | 55.53 | 543 | 8.68 | 0.00 |
| 19.001 - 19.500 | 1 | 71,339 | 0.03 | 71,339 | 12.100 | 65.00 | 520 | 0.00 | 0.00 |
| **Total:** | **1,574** | **283,047,784** | **100.00** | **179,827** | **7.226** | **82.99** | **615** | **63.87** | **0.00** |

# Description of the Group I Mortgage Loans

## Distribution By Initial Cap

| Initial Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 3.000 | 1,574 | 283,047,784 | 100.00 | 179,827 | 7.226 | 82.99 | 615 | 63.87 | 0.00 |
| **Total:** | **1,574** | **283,047,784** | **100.00** | **179,827** | **7.226** | **82.99** | **615** | **63.87** | **0.00** |

## Distribution By Periodic Cap

| Periodic Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 1.500 | 1,574 | 283,047,784 | 100.00 | 179,827 | 7.226 | 82.99 | 615 | 63.87 | 0.00 |
| **Total:** | **1,574** | **283,047,784** | **100.00** | **179,827** | **7.226** | **82.99** | **615** | **63.87** | **0.00** |

# Description of the Group II Mortgage Loans

## Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their July 1, 2004 scheduled balances respectively (except for Fico and Debt-to-Income which are based at origination.)

| | Summary Statistics | Range (if applicable) | | |
|---|---|---|---|---|
| **Number of Mortgage Loans:** | 586 | | | |
| **Aggregate Current Principal Balance:** | $156,251,996 | | | |
| **Average Current Principal Balance:** | $266,642 | $4,399 | - | $800,000 |
| **Aggregate Original Principal Balance:** | $156,831,399 | | | |
| **Average Original Principal Balance:** | $267,630 | $4,700 | - | $800,000 |
| **Fully Amortizing Mortgage Loans:** | 74.69% | | | |
| **Interest Only Loans:** | 25.31% | | | |
| **1st Lien:** | 93.14% | | | |
| **Wtd. Avg. Gross Coupon:** | 6.810% | 4.500% | - | 13.400% |
| **Wtd. Avg. Original Term (months):** | 349 | 60 | - | 360 |
| **Wtd. Avg. Remaining Term (months):** | 345 | 54 | - | 360 |
| **Margin (ARM Loans Only):** | 6.786% | 5.450% | - | 6.990% |
| **Maximum Interest Rate (ARM Loans Only):** | 13.482% | 11.500% | - | 18.000% |
| **Minimum Interest Rate (ARM Loans Only):** | 6.482% | 4.500% | - | 11.000% |
| **Wtd. Avg. Original LTV (1):** | 83.25% | 13.33% | - | 100.06% |
| **Wtd. Avg. Borrower FICO:** | 639 | 507 | - | 788 |
| **Wtd. Avg. Debt to Income Ratio:** | 42.86% | | | |

| | | |
|---|---|---|
| **Geographic Distribution (Top 5):** | CA | 56.25% |
| | NY | 13.62% |
| | FL | 5.35% |
| | MD | 3.55% |
| | MA | 2.55% |

*(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.*

# Description of the Group II Mortgage Loans

## Distribution By Current Unpaid Principal Balance

| Current Unpaid Principal Balance ($) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 50,000 or less | 93 | 2,055,217 | 1.32 | 22,099 | 11.345 | 94.19 | 605 | 82.85 | 95.16 |
| 50,001 - 100,000 | 91 | 7,126,964 | 4.56 | 78,318 | 10.463 | 96.99 | 642 | 70.27 | 89.10 |
| 100,001 - 150,000 | 43 | 5,143,692 | 3.29 | 119,621 | 8.347 | 85.06 | 646 | 72.34 | 46.85 |
| 150,001 - 200,000 | 21 | 3,600,273 | 2.30 | 171,442 | 6.846 | 70.51 | 605 | 61.27 | 0.00 |
| 200,001 - 250,000 | 9 | 1,980,736 | 1.27 | 220,082 | 6.396 | 80.70 | 653 | 77.49 | 0.00 |
| 250,001 - 300,000 | 10 | 2,740,568 | 1.75 | 274,057 | 6.397 | 79.22 | 644 | 79.84 | 0.00 |
| 300,001 - 350,000 | 55 | 18,712,699 | 11.98 | 340,231 | 6.784 | 82.73 | 627 | 60.36 | 0.00 |
| 350,001 - 400,000 | 108 | 40,578,642 | 25.97 | 375,728 | 6.610 | 84.64 | 650 | 58.51 | 0.00 |
| 400,001 - 450,000 | 60 | 25,434,653 | 16.28 | 423,911 | 6.582 | 82.62 | 625 | 63.38 | 0.00 |
| 450,001 - 500,000 | 71 | 34,178,977 | 21.87 | 481,394 | 6.242 | 82.17 | 648 | 69.08 | 0.00 |
| 500,001 - 550,000 | 8 | 4,183,841 | 2.68 | 522,980 | 6.650 | 79.67 | 628 | 62.70 | 0.00 |
| 550,001 - 600,000 | 12 | 6,889,646 | 4.41 | 574,137 | 6.209 | 80.47 | 638 | 83.14 | 0.00 |
| 600,001 - 650,000 | 1 | 636,782 | 0.41 | 636,782 | 6.000 | 80.00 | 607 | 100.00 | 0.00 |
| 700,001 - 750,000 | 3 | 2,189,305 | 1.40 | 729,768 | 6.133 | 72.70 | 658 | 100.00 | 0.00 |
| 750,001 - 800,000 | 1 | 800,000 | 0.51 | 800,000 | 5.750 | 80.00 | 676 | 100.00 | 0.00 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

# Description of the Group II Mortgage Loans

## Distribution By Gross Coupon

| Current Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 4 | 1,710,016 | 1.09 | 427,504 | 4.500 | 80.00 | 696 | 100.00 | 0.00 |
| 4.501 - 5.000 | 13 | 5,549,023 | 3.55 | 426,848 | 4.849 | 81.69 | 690 | 100.00 | 0.00 |
| 5.001 - 5.500 | 29 | 11,893,296 | 7.61 | 410,114 | 5.347 | 80.33 | 654 | 91.87 | 0.00 |
| 5.501 - 6.000 | 75 | 29,890,358 | 19.13 | 398,538 | 5.833 | 80.26 | 653 | 89.45 | 0.00 |
| 6.001 - 6.500 | 85 | 33,207,781 | 21.25 | 390,680 | 6.314 | 80.13 | 635 | 69.55 | 0.00 |
| 6.501 - 7.000 | 75 | 26,569,739 | 17.00 | 354,263 | 6.794 | 82.70 | 629 | 54.32 | 0.00 |
| 7.001 - 7.500 | 47 | 15,640,226 | 10.01 | 332,771 | 7.302 | 87.55 | 631 | 35.33 | 0.00 |
| 7.501 - 8.000 | 40 | 13,790,352 | 8.83 | 344,759 | 7.746 | 86.47 | 630 | 30.35 | 0.00 |
| 8.001 - 8.500 | 11 | 3,214,127 | 2.06 | 292,193 | 8.299 | 83.42 | 618 | 41.60 | 7.15 |
| 8.501 - 9.000 | 19 | 3,224,686 | 2.06 | 169,720 | 8.846 | 89.12 | 650 | 47.70 | 30.00 |
| 9.001 - 9.500 | 21 | 1,935,559 | 1.24 | 92,169 | 9.355 | 92.83 | 623 | 100.00 | 72.21 |
| 9.501 - 10.000 | 22 | 1,917,463 | 1.23 | 87,157 | 9.951 | 94.20 | 622 | 82.08 | 82.08 |
| 10.001 - 10.500 | 20 | 1,887,152 | 1.21 | 94,358 | 10.324 | 86.56 | 585 | 58.59 | 59.10 |
| 10.501 - 11.000 | 29 | 2,169,887 | 1.39 | 74,824 | 10.897 | 93.97 | 612 | 94.94 | 81.98 |
| 11.001 - 11.500 | 6 | 349,948 | 0.22 | 58,325 | 11.343 | 99.86 | 614 | 100.00 | 100.00 |
| 11.501 - 12.000 | 54 | 1,645,701 | 1.05 | 30,476 | 11.893 | 97.90 | 628 | 53.03 | 100.00 |
| 12.001 - 12.500 | 12 | 276,318 | 0.18 | 23,027 | 12.369 | 98.47 | 645 | 21.68 | 100.00 |
| 12.501 - 13.000 | 21 | 1,254,714 | 0.80 | 59,748 | 12.853 | 98.83 | 643 | 8.69 | 100.00 |
| 13.001 - 13.500 | 3 | 125,653 | 0.08 | 41,884 | 13.346 | 100.00 | 636 | 0.00 | 100.00 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

# Description of the Group II Mortgage Loans

## Distribution By Fico

| FICO | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 501 - 520 | 10 | 3,523,422 | 2.25 | 352,342 | 7.642 | 75.00 | 512 | 78.00 | 0.00 |
| 521 - 540 | 12 | 4,407,450 | 2.82 | 367,287 | 7.569 | 74.04 | 533 | 51.87 | 0.00 |
| 541 - 560 | 23 | 5,470,491 | 3.50 | 237,847 | 7.276 | 73.01 | 551 | 49.58 | 0.79 |
| 561 - 580 | 33 | 6,097,336 | 3.90 | 184,768 | 7.383 | 77.27 | 571 | 71.06 | 3.80 |
| 581 - 600 | 82 | 17,686,731 | 11.32 | 215,692 | 7.133 | 79.16 | 591 | 73.61 | 10.53 |
| 601 - 620 | 87 | 21,253,632 | 13.60 | 244,295 | 6.910 | 84.14 | 610 | 84.39 | 7.56 |
| 621 - 640 | 83 | 20,011,138 | 12.81 | 241,098 | 6.632 | 81.22 | 630 | 69.09 | 9.35 |
| 641 - 660 | 83 | 22,312,870 | 14.28 | 268,830 | 6.565 | 85.45 | 651 | 74.81 | 9.11 |
| 661 - 680 | 62 | 20,029,113 | 12.82 | 323,050 | 6.628 | 85.90 | 669 | 59.88 | 5.51 |
| 681 - 700 | 48 | 15,859,840 | 10.15 | 330,413 | 6.877 | 89.38 | 691 | 41.79 | 5.52 |
| 701 - 720 | 22 | 6,900,672 | 4.42 | 313,667 | 6.274 | 81.91 | 708 | 58.21 | 6.53 |
| 721 - 740 | 18 | 5,670,709 | 3.63 | 315,039 | 6.691 | 91.40 | 730 | 44.33 | 4.20 |
| 741 - 760 | 10 | 3,494,899 | 2.24 | 349,490 | 5.944 | 84.82 | 749 | 56.36 | 5.48 |
| 761 - 780 | 11 | 2,753,772 | 1.76 | 250,343 | 6.381 | 88.58 | 768 | 73.90 | 7.60 |
| 781 - 800 | 2 | 779,923 | 0.50 | 389,962 | 6.795 | 82.38 | 785 | 50.25 | 0.00 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

## Distribution By Lien Status

| Lien Status | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| First Lien | 393 | 145,536,518 | 93.14 | 370,322 | 6.521 | 82.07 | 639 | 65.12 | 0.00 |
| Second Lien | 193 | 10,715,478 | 6.86 | 55,521 | 10.734 | 99.25 | 643 | 77.79 | 100.00 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

# Description of the Group II Mortgage Loans

## Distribution By Original LTV (1)

| Original LTV (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 50.00 or less | 11 | 2,793,629 | 1.79 | 253,966 | 6.470 | 45.49 | 607 | 36.87 | 0.00 |
| 50.01 - 55.00 | 2 | 668,172 | 0.43 | 334,086 | 6.929 | 50.84 | 567 | 25.50 | 0.00 |
| 55.01 - 60.00 | 11 | 3,365,871 | 2.15 | 305,988 | 7.049 | 58.00 | 590 | 34.85 | 0.00 |
| 60.01 - 65.00 | 19 | 6,359,751 | 4.07 | 334,724 | 6.587 | 63.57 | 622 | 57.29 | 0.00 |
| 65.01 - 70.00 | 19 | 6,849,647 | 4.38 | 360,508 | 7.111 | 68.95 | 604 | 39.83 | 0.00 |
| 70.01 - 75.00 | 33 | 10,968,134 | 7.02 | 332,368 | 6.731 | 74.02 | 613 | 55.89 | 0.00 |
| 75.01 - 80.00 | 128 | 48,055,089 | 30.75 | 375,430 | 6.108 | 79.66 | 641 | 74.02 | 0.00 |
| 80.01 - 85.00 | 47 | 15,751,496 | 10.08 | 335,138 | 6.442 | 84.11 | 632 | 81.69 | 0.40 |
| 85.01 - 90.00 | 70 | 27,359,787 | 17.51 | 390,854 | 6.413 | 89.50 | 643 | 79.21 | 0.27 |
| 90.01 - 95.00 | 70 | 8,094,693 | 5.18 | 115,638 | 7.516 | 94.71 | 651 | 52.24 | 13.42 |
| 95.01 - 100.00 | 175 | 25,980,735 | 16.63 | 148,461 | 8.539 | 99.85 | 670 | 53.44 | 36.52 |
| greater than 100.00 | 1 | 4,992 | 0.00 | 4,992 | 9.050 | 100.06 | 763 | 100.00 | 100.00 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

## Distribution By Documentation

| Documentation | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Easy | 13 | 3,700,242 | 2.37 | 284,634 | 7.032 | 77.34 | 608 | 0.00 | 0.59 |
| Full | 406 | 103,103,158 | 65.99 | 253,949 | 6.532 | 83.82 | 635 | 100.00 | 8.08 |
| Stated | 167 | 49,448,597 | 31.65 | 296,099 | 7.373 | 82.51 | 652 | 0.00 | 4.77 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

# Description of the Group II Mortgage Loans

## Distribution By Loan Purpose

| Loan Purpose | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Purchase | 262 | 59,059,638 | 37.80 | 225,418 | 6.892 | 88.55 | 665 | 63.45 | 13.24 |
| Cash Out Refi | 191 | 56,084,530 | 35.89 | 293,636 | 6.819 | 79.14 | 622 | 64.23 | 2.61 |
| Debt Consolidation | 94 | 27,510,635 | 17.61 | 292,666 | 6.765 | 81.79 | 626 | 71.93 | 4.46 |
| Rate & Term Refi | 25 | 8,289,259 | 5.31 | 331,570 | 6.731 | 79.97 | 617 | 65.94 | 1.68 |
| Home Improvement | 14 | 5,307,935 | 3.40 | 379,138 | 6.157 | 80.33 | 652 | 82.00 | 1.24 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

## Distribution By Property Type

| Property Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Single Family | 534 | 142,755,913 | 91.36 | 267,333 | 6.808 | 83.02 | 637 | 66.92 | 6.97 |
| Multi Family | 31 | 8,917,911 | 5.71 | 287,675 | 6.846 | 85.95 | 670 | 47.36 | 4.56 |
| Condo | 21 | 4,578,173 | 2.93 | 218,008 | 6.784 | 84.98 | 647 | 73.11 | 7.69 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

## Distribution By Occupancy Status

| Occupancy Status | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 563 | 151,477,028 | 96.94 | 269,053 | 6.806 | 83.19 | 639 | 65.35 | 7.01 |
| Non-Owner Occupied | 20 | 4,157,778 | 2.66 | 207,889 | 7.009 | 84.51 | 659 | 84.04 | 1.98 |
| 2nd Home | 3 | 617,191 | 0.39 | 205,730 | 6.277 | 88.46 | 668 | 100.00 | 3.45 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

# Description of the Group II Mortgage Loans

## Distribution By State

| State | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| Southern California | 155 | 45,331,034 | 29.01 | 292,458 | 6.727 | 82.12 | 637 | 71.80 | 6.88 |
| Northern California | 152 | 42,564,306 | 27.24 | 280,028 | 6.650 | 85.17 | 646 | 75.91 | 9.54 |
| New York | 61 | 21,286,259 | 13.62 | 348,955 | 6.686 | 79.64 | 655 | 32.73 | 1.39 |
| Florida | 37 | 8,361,523 | 5.35 | 225,987 | 6.784 | 81.94 | 649 | 60.12 | 4.64 |
| Maryland | 19 | 5,549,733 | 3.55 | 292,091 | 7.179 | 85.38 | 630 | 68.76 | 8.25 |
| Massachusetts | 21 | 3,977,526 | 2.55 | 189,406 | 7.720 | 77.67 | 605 | 52.18 | 12.26 |
| Virginia | 14 | 3,961,895 | 2.54 | 282,993 | 7.446 | 86.92 | 600 | 98.23 | 4.43 |
| Illinois | 14 | 2,932,292 | 1.88 | 209,449 | 6.699 | 80.83 | 646 | 57.32 | 3.05 |
| New Jersey | 6 | 2,672,411 | 1.71 | 445,402 | 6.994 | 84.77 | 623 | 55.10 | 0.00 |
| Ohio | 8 | 2,251,911 | 1.44 | 281,489 | 6.888 | 89.94 | 675 | 47.37 | 4.27 |
| Other | 99 | 17,363,107 | 11.11 | 175,385 | 7.091 | 85.61 | 624 | 70.54 | 8.89 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

## Distribution By Zip Code

| Zip Code | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 93906 | 7 | 1,584,671 | 1.01 | 226,382 | 6.295 | 87.91 | 640 | 95.04 | 11.66 |
| 94015 | 4 | 1,542,546 | 0.99 | 385,636 | 7.317 | 82.63 | 624 | 100.00 | 7.59 |
| 94551 | 6 | 1,430,480 | 0.92 | 238,413 | 7.182 | 87.25 | 703 | 40.86 | 15.75 |
| 95624 | 6 | 1,147,299 | 0.73 | 191,216 | 6.977 | 86.24 | 655 | 91.97 | 31.67 |
| 10604 | 3 | 1,116,726 | 0.71 | 372,242 | 6.758 | 79.45 | 660 | 53.44 | 7.32 |
| 95139 | 2 | 1,064,000 | 0.68 | 532,000 | 6.233 | 81.56 | 629 | 100.00 | 0.00 |
| 95119 | 3 | 1,012,868 | 0.65 | 337,623 | 6.019 | 87.11 | 636 | 100.00 | 9.55 |
| 92054 | 2 | 1,010,541 | 0.65 | 505,270 | 6.555 | 89.21 | 670 | 100.00 | 0.00 |
| 20878 | 2 | 991,913 | 0.63 | 495,956 | 6.495 | 75.93 | 614 | 100.00 | 0.00 |
| 95111 | 3 | 988,518 | 0.63 | 329,506 | 6.351 | 89.03 | 660 | 100.00 | 10.94 |
| Other | 548 | 144,362,435 | 92.39 | 263,435 | 6.822 | 83.12 | 639 | 64.25 | 6.61 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

# Description of the Group II Mortgage Loans

## Distribution By Remaining Months To Maturity

| Remaining Months to Maturity | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 180 or less | 68 | 2,312,079 | 1.48 | 34,001 | 9.110 | 79.08 | 587 | 61.94 | 44.52 |
| 181 - 240 | 134 | 10,234,309 | 6.55 | 76,375 | 10.385 | 97.87 | 646 | 74.49 | 94.64 |
| 301 - 360 | 384 | 143,705,608 | 91.97 | 374,233 | 6.518 | 82.27 | 640 | 65.44 | 0.00 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

## Distribution By Product Type

| Product Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 2/ 6 MONTH LIBOR | 151 | 62,756,810 | 40.16 | 415,608 | 6.867 | 83.18 | 631 | 48.57 | 0.00 |
| 2/ 6 MONTH LIBOR -24 MONTH IO | 88 | 37,157,327 | 23.78 | 422,242 | 5.902 | 85.97 | 646 | 95.72 | 0.00 |
| 3/ 6 MONTH LIBOR | 14 | 6,366,937 | 4.07 | 454,781 | 6.376 | 85.04 | 672 | 81.50 | 0.00 |
| 3/ 6 MONTH LIBOR -36 MONTH IO | 6 | 2,383,275 | 1.53 | 397,212 | 5.680 | 84.33 | 657 | 100.00 | 0.00 |
| Fixed | 327 | 47,587,647 | 30.46 | 145,528 | 7.558 | 80.92 | 640 | 61.96 | 22.52 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

## Distribution By Prepayment Penalty

| Penalty (months) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 0 | 45 | 8,199,992 | 5.25 | 182,222 | 7.337 | 81.57 | 640 | 57.76 | 12.66 |
| 12 | 49 | 14,682,000 | 9.40 | 299,633 | 7.206 | 82.42 | 635 | 54.79 | 4.20 |
| 24 | 381 | 106,927,886 | 68.43 | 280,651 | 6.723 | 84.37 | 639 | 66.66 | 7.32 |
| 36 | 111 | 26,442,118 | 16.92 | 238,217 | 6.778 | 79.70 | 644 | 72.01 | 4.66 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

# Description of the Group II Mortgage Loans

## Credit Grade

| Credit Grade | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| ASE | 1 | 340,361 | 0.22 | 340,361 | 8.000 | 90.00 | 561 | 100.00 | 0.00 |
| AXP | 34 | 9,922,483 | 6.35 | 291,838 | 6.529 | 77.72 | 600 | 70.49 | 0.63 |
| AXT | 12 | 4,690,362 | 3.00 | 390,863 | 6.473 | 79.18 | 618 | 70.68 | 0.00 |
| AXTJ | 1 | 560,000 | 0.36 | 560,000 | 5.990 | 80.00 | 622 | 100.00 | 0.00 |
| A-S | 1 | 482,059 | 0.31 | 482,059 | 7.750 | 85.00 | 540 | 100.00 | 0.00 |
| A-X | 10 | 1,982,613 | 1.27 | 198,261 | 7.563 | 73.75 | 558 | 55.84 | 1.39 |
| A-XP | 2 | 684,250 | 0.44 | 342,125 | 7.020 | 70.23 | 513 | 100.00 | 0.00 |
| A+X | 324 | 105,626,964 | 67.60 | 326,009 | 6.434 | 84.14 | 651 | 65.21 | 0.59 |
| A+XP | 17 | 6,967,000 | 4.46 | 409,824 | 6.137 | 77.80 | 614 | 78.15 | 0.00 |
| A+XT | 16 | 7,451,943 | 4.77 | 465,746 | 6.338 | 79.75 | 670 | 53.06 | 0.00 |
| BXP | 10 | 2,161,988 | 1.38 | 216,199 | 6.954 | 74.95 | 610 | 47.38 | 0.00 |
| CXP | 13 | 3,945,598 | 2.53 | 303,508 | 8.825 | 70.17 | 548 | 40.21 | 0.57 |
| C-X | 3 | 1,110,120 | 0.71 | 370,040 | 9.670 | 70.03 | 574 | 68.54 | 0.00 |
| C-XP | 1 | 350,000 | 0.22 | 350,000 | 8.250 | 58.33 | 622 | 100.00 | 0.00 |
| XTA | 141 | 9,976,255 | 6.38 | 70,754 | 10.649 | 99.63 | 646 | 76.36 | 100.00 |
| **Total:** | **586** | **156,251,996** | **100.00** | **266,642** | **6.810** | **83.25** | **639** | **65.99** | **6.86** |

## Distribution By Next Adjustment Date

| Next Adjustment Date | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| November 1, 2005 | 3 | 1,302,302 | 1.20 | 434,101 | 6.864 | 84.07 | 610 | 68.37 | 0.00 |
| December 1, 2005 | 10 | 4,155,458 | 3.82 | 415,546 | 7.006 | 84.21 | 626 | 88.63 | 0.00 |
| January 1, 2006 | 28 | 11,286,387 | 10.39 | 403,085 | 6.310 | 87.12 | 666 | 49.49 | 0.00 |
| February 1, 2006 | 158 | 66,657,948 | 61.34 | 421,886 | 6.513 | 85.36 | 636 | 68.16 | 0.00 |
| May 1, 2006 | 1 | 495,200 | 0.46 | 495,200 | 5.250 | 80.00 | 727 | 0.00 | 0.00 |
| June 1, 2006 | 6 | 2,346,250 | 2.16 | 391,042 | 6.924 | 79.08 | 648 | 83.46 | 0.00 |
| July 1, 2006 | 33 | 13,670,593 | 12.58 | 414,260 | 6.439 | 77.31 | 617 | 62.11 | 0.00 |
| December 1, 2006 | 1 | 336,203 | 0.31 | 336,203 | 7.490 | 100.00 | 689 | 0.00 | 0.00 |
| January 1, 2007 | 2 | 834,256 | 0.77 | 417,128 | 6.946 | 85.68 | 646 | 43.15 | 0.00 |
| February 1, 2007 | 14 | 5,925,352 | 5.45 | 423,239 | 6.178 | 85.22 | 665 | 93.79 | 0.00 |
| July 1, 2007 | 3 | 1,654,400 | 1.52 | 551,467 | 5.569 | 80.00 | 684 | 100.00 | 0.00 |
| **Total:** | **259** | **108,664,349** | **100.00** | **419,553** | **6.482** | **84.27** | **639** | **67.75** | **0.00** |

# Description of the Group II Mortgage Loans

## Distribution By Margin

| Margin (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 5.001 - 5.500 | 4 | 1,710,016 | 1.57 | 427,504 | 4.500 | 80.00 | 696 | 100.00 | 0.00 |
| 5.501 - 6.000 | 13 | 5,549,023 | 5.11 | 426,848 | 4.849 | 81.69 | 690 | 100.00 | 0.00 |
| 6.001 - 6.500 | 31 | 12,788,347 | 11.77 | 412,527 | 5.360 | 80.66 | 653 | 92.43 | 0.00 |
| 6.501 - 7.000 | 211 | 88,616,964 | 81.55 | 419,986 | 6.785 | 85.03 | 633 | 61.54 | 0.00 |
| **Total:** | **259** | **108,664,349** | **100.00** | **419,553** | **6.482** | **84.27** | **639** | **67.75** | **0.00** |

## Distribution By Life Minimum Rate

| Life Minimum Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 4 | 1,710,016 | 1.57 | 427,504 | 4.500 | 80.00 | 696 | 100.00 | 0.00 |
| 4.501 - 5.000 | 13 | 5,549,023 | 5.11 | 426,848 | 4.849 | 81.69 | 690 | 100.00 | 0.00 |
| 5.001 - 5.500 | 29 | 11,893,296 | 10.94 | 410,114 | 5.347 | 80.33 | 654 | 91.87 | 0.00 |
| 5.501 - 6.000 | 49 | 21,389,998 | 19.68 | 436,531 | 5.822 | 83.07 | 640 | 90.99 | 0.00 |
| 6.001 - 6.500 | 50 | 21,928,494 | 20.18 | 438,570 | 6.302 | 82.67 | 629 | 77.00 | 0.00 |
| 6.501 - 7.000 | 43 | 18,421,103 | 16.95 | 428,398 | 6.818 | 86.43 | 638 | 59.76 | 0.00 |
| 7.001 - 7.500 | 27 | 10,602,410 | 9.76 | 392,682 | 7.278 | 91.08 | 636 | 28.56 | 0.00 |
| 7.501 - 8.000 | 28 | 10,960,048 | 10.09 | 391,430 | 7.757 | 88.49 | 636 | 31.41 | 0.00 |
| 8.001 - 8.500 | 7 | 2,717,030 | 2.50 | 388,147 | 8.262 | 82.19 | 608 | 30.92 | 0.00 |
| 8.501 - 9.000 | 4 | 1,612,492 | 1.48 | 403,123 | 8.715 | 86.02 | 643 | 0.00 | 0.00 |
| 9.001 - 9.500 | 1 | 374,013 | 0.34 | 374,013 | 9.250 | 75.00 | 507 | 100.00 | 0.00 |
| 9.501 - 10.000 | 1 | 343,562 | 0.32 | 343,562 | 9.990 | 70.00 | 549 | 0.00 | 0.00 |
| 10.001 - 10.500 | 2 | 771,887 | 0.71 | 385,944 | 10.359 | 67.65 | 545 | 0.00 | 0.00 |
| 10.501 - 11.000 | 1 | 390,977 | 0.36 | 390,977 | 11.000 | 70.00 | 600 | 100.00 | 0.00 |
| **Total:** | **259** | **108,664,349** | **100.00** | **419,553** | **6.482** | **84.27** | **639** | **67.75** | **0.00** |

# Description of the Group II Mortgage Loans

## Distribution By Life Maximum Rate

| Life Maximum Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 11.001 - 11.500 | 4 | 1,710,016 | 1.57 | 427,504 | 4.500 | 80.00 | 696 | 100.00 | 0.00 |
| 11.501 - 12.000 | 13 | 5,549,023 | 5.11 | 426,848 | 4.849 | 81.69 | 690 | 100.00 | 0.00 |
| 12.001 - 12.500 | 29 | 11,893,296 | 10.94 | 410,114 | 5.347 | 80.33 | 654 | 91.87 | 0.00 |
| 12.501 - 13.000 | 49 | 21,389,998 | 19.68 | 436,531 | 5.822 | 83.07 | 640 | 90.99 | 0.00 |
| 13.001 - 13.500 | 50 | 21,928,494 | 20.18 | 438,570 | 6.302 | 82.67 | 629 | 77.00 | 0.00 |
| 13.501 - 14.000 | 43 | 18,421,103 | 16.95 | 428,398 | 6.818 | 86.43 | 638 | 59.76 | 0.00 |
| 14.001 - 14.500 | 27 | 10,602,410 | 9.76 | 392,682 | 7.278 | 91.08 | 636 | 28.56 | 0.00 |
| 14.501 - 15.000 | 28 | 10,960,048 | 10.09 | 391,430 | 7.757 | 88.49 | 636 | 31.41 | 0.00 |
| 15.001 - 15.500 | 7 | 2,717,030 | 2.50 | 388,147 | 8.262 | 82.19 | 608 | 30.92 | 0.00 |
| 15.501 - 16.000 | 4 | 1,612,492 | 1.48 | 403,123 | 8.715 | 86.02 | 643 | 0.00 | 0.00 |
| 16.001 - 16.500 | 1 | 374,013 | 0.34 | 374,013 | 9.250 | 75.00 | 507 | 100.00 | 0.00 |
| 16.501 - 17.000 | 1 | 343,562 | 0.32 | 343,562 | 9.990 | 70.00 | 549 | 0.00 | 0.00 |
| 17.001 - 17.500 | 2 | 771,887 | 0.71 | 385,944 | 10.359 | 67.65 | 545 | 0.00 | 0.00 |
| 17.501 - 18.000 | 1 | 390,977 | 0.36 | 390,977 | 11.000 | 70.00 | 600 | 100.00 | 0.00 |
| **Total:** | **259** | **108,664,349** | **100.00** | **419,553** | **6.482** | **84.27** | **639** | **67.75** | **0.00** |

# Description of the Group II Mortgage Loans

## Distribution By Initial Cap

| Initial Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 3.000 | 259 | 108,664,349 | 100.00 | 419,553 | 6.482 | 84.27 | 639 | 67.75 | 0.00 |
| **Total:** | **259** | **108,664,349** | **100.00** | **419,553** | **6.482** | **84.27** | **639** | **67.75** | **0.00** |

## Distribution By Periodic Cap

| Periodic Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtd. Avg. Gross Coupon (%) | Wtd. Avg. Orig. LTV (%) | Wtd. Avg. FICO | % Full Doc Loan | % 2nd Lien |
|---|---|---|---|---|---|---|---|---|---|
| 1.500 | 259 | 108,664,349 | 100.00 | 419,553 | 6.482 | 84.27 | 639 | 67.75 | 0.00 |
| **Total:** | **259** | **108,664,349** | **100.00** | **419,553** | **6.482** | **84.27** | **639** | **67.75** | **0.00** |

# Sensitivity Analysis
## *To Optional Termination*

**Class A-1 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 4.38 | 3.05 | **2.28** | 1.71 | 1.35 |
| Principal Window | 1 - 152 | 1 - 104 | **1 - 77** | 1 - 61 | 1 - 34 |

**Class A-2 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 2.76 | 1.97 | **1.50** | 1.25 | 1.08 |
| Principal Window | 1 - 84 | 1 - 57 | **1 - 36** | 1 - 29 | 1 - 25 |

**Class A-3 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 10.46 | 7.16 | **5.31** | 3.65 | 2.45 |
| Principal Window | 84 - 152 | 57 - 104 | **36 - 77** | 29 - 61 | 25 - 35 |

**Class M-1 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.45 | 5.78 | **4.65** | 4.66 | 3.83 |
| Principal Window | 51 - 152 | 37 - 104 | **43 - 77** | 50 - 61 | 35 - 49 |

**Class M-2 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.45 | 5.78 | **4.58** | 4.29 | 4.07 |
| Principal Window | 51 - 152 | 37 - 104 | **41 - 77** | 47 - 61 | 49 - 49 |

**Class M-3 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.45 | 5.78 | **4.54** | 4.13 | 4.06 |
| Principal Window | 51 - 152 | 37 - 104 | **40 - 77** | 44 - 61 | 48 - 49 |

**Class M-4 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.45 | 5.78 | **4.52** | 4.03 | 3.88 |
| Principal Window | 51 - 152 | 37 - 104 | **39 - 77** | 42 - 61 | 45 - 49 |

**Class M-5 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.45 | 5.78 | **4.49** | 3.95 | 3.72 |
| Principal Window | 51 - 152 | 37 - 104 | **39 - 77** | 41 - 61 | 42 - 49 |

**Class M-6 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.45 | 5.78 | **4.48** | 3.90 | 3.60 |
| Principal Window | 51 - 152 | 37 - 104 | **38 - 77** | 40 - 61 | 41 - 49 |

# Sensitivity Analysis
## *To Optional Termination*

**Class M-7 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.45 | 5.78 | **4.47** | 3.86 | 3.51 |
| Principal Window | 51 - 152 | 37 - 104 | **38 - 77** | 39 - 61 | 39 - 49 |

**Class M-8 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.45 | 5.78 | **4.46** | 3.82 | 3.44 |
| Principal Window | 51 - 152 | 37 - 104 | **37 - 77** | 38 - 61 | 38 - 49 |

**Class M-9 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.45 | 5.78 | **4.44** | 3.79 | 3.39 |
| Principal Window | 51 - 152 | 37 - 104 | **37 - 77** | 38 - 61 | 37 - 49 |

**Class M-10 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.41 | 5.75 | **4.43** | 3.76 | 3.35 |
| Principal Window | 51 - 152 | 37 - 104 | **37 - 77** | 37 - 61 | 37 - 49 |

# Sensitivity Analysis

## *To Maturity*

**Class A-1 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 4.67 | 3.27 | **2.45** | 1.84 | 1.35 |
| Principal Window | 1 - 300 | 1 - 226 | **1 - 172** | 1 - 136 | 1 - 34 |

**Class A-2 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 2.76 | 1.97 | **1.50** | 1.25 | 1.08 |
| Principal Window | 1 - 84 | 1 - 57 | **1 - 36** | 1 - 29 | 1 - 25 |

**Class A-3 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 11.92 | 8.31 | **6.22** | 4.36 | 2.45 |
| Principal Window | 84 - 304 | 57 - 232 | **36 - 181** | 29 - 144 | 25 - 35 |

**Class M-1 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 9.26 | 6.39 | **5.12** | 5.02 | 5.95 |
| Principal Window | 51 - 270 | 37 - 200 | **43 - 152** | 50 - 120 | 35 - 112 |

**Class M-2 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 9.23 | 6.37 | **5.04** | 4.64 | 4.96 |
| Principal Window | 51 - 258 | 37 - 187 | **41 - 141** | 47 - 111 | 53 - 89 |

**Class M-3 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 9.21 | 6.35 | **4.98** | 4.46 | 4.42 |
| Principal Window | 51 - 250 | 37 - 180 | **40 - 135** | 44 - 106 | 48 - 86 |

**Class M-4 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 9.18 | 6.33 | **4.94** | 4.35 | 4.15 |
| Principal Window | 51 - 242 | 37 - 173 | **39 - 130** | 42 - 102 | 45 - 82 |

**Class M-5 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 9.15 | 6.30 | **4.89** | 4.26 | 3.97 |
| Principal Window | 51 - 233 | 37 - 166 | **39 - 124** | 41 - 97 | 42 - 79 |

**Class M-6 Certificates**

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 9.11 | 6.27 | **4.86** | 4.18 | 3.84 |
| Principal Window | 51 - 224 | 37 - 159 | **38 - 119** | 40 - 93 | 41 - 75 |

# Sensitivity Analysis

## *To Maturity*

### Class M-7 Certificates

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 9.04 | 6.21 | **4.80** | 4.11 | 3.72 |
| Principal Window | 51 - 213 | 37 - 150 | **38 - 112** | 39 - 87 | 39 - 71 |

### Class M-8 Certificates

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.93 | 6.13 | **4.74** | 4.03 | 3.61 |
| Principal Window | 51 - 201 | 37 - 140 | **37 - 104** | 38 - 82 | 38 - 66 |

### Class M-9 Certificates

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.76 | 6.00 | **4.62** | 3.92 | 3.51 |
| Principal Window | 51 - 184 | 37 - 127 | **37 - 95** | 38 - 74 | 37 - 60 |

### Class M-10 Certificates

| Pricing Speed | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| WAL (yrs) | 8.47 | 5.79 | **4.46** | 3.78 | 3.37 |
| Principal Window | 51 - 164 | 37 - 113 | **37 - 84** | 37 - 66 | 37 - 54 |

## Net WAC Cap (%) for Class A-1 Certificates

| Period | NWC(1) | NWC(2) | Period | NWC(1) | NWC(2) |
|---|---|---|---|---|---|
| 1 | 8.33 | 8.38 | 40 | 6.99 | 10.83 |
| 2 | 6.99 | 7.07 | 41 | 7.22 | 11.18 |
| 3 | 7.22 | 7.32 | 42 | 6.99 | 10.80 |
| 4 | 6.99 | 7.08 | 43 | 6.99 | 10.78 |
| 5 | 7.22 | 7.32 | 44 | 7.74 | 11.92 |
| 6 | 6.99 | 7.08 | 45 | 6.99 | 11.38 |
| 7 | 6.99 | 7.08 | 46 | 7.23 | 11.74 |
| 8 | 7.47 | 7.57 | 47 | 6.99 | 11.34 |
| 9 | 6.99 | 7.08 | 48 | 7.23 | 11.70 |
| 10 | 7.22 | 7.32 | 49 | 6.99 | 11.30 |
| 11 | 6.99 | 7.08 | 50 | 6.99 | 11.28 |
| 12 | 7.22 | 7.32 | 51 | 7.23 | 11.67 |
| 13 | 6.99 | 7.08 | 52 | 6.99 | 11.27 |
| 14 | 6.99 | 7.08 | 53 | 7.23 | 11.63 |
| 15 | 7.22 | 7.32 | 54 | 6.99 | 11.23 |
| 16 | 6.99 | 7.08 | 55 | 6.99 | 11.21 |
| 17 | 7.22 | 7.32 | 56 | 7.48 | 11.96 |
| 18 | 6.99 | 7.08 | 57 | 6.99 | 11.19 |
| 19 | 6.99 | 7.08 | 58 | 7.23 | 11.54 |
| 20 | 7.74 | 7.84 | 59 | 6.99 | 11.15 |
| 21 | 6.99 | 8.08 | 60 | 7.23 | 11.50 |
| 22 | 7.22 | 8.34 | 61 | 6.99 | 11.10 |
| 23 | 6.99 | 8.07 | 62 | 7.00 | 11.08 |
| 24 | 7.22 | 8.33 | 63 | 7.23 | 11.43 |
| 25 | 6.99 | 8.06 | 64 | 7.00 | 11.04 |
| 26 | 6.99 | 8.06 | 65 | 7.23 | 11.39 |
| 27 | 7.22 | 9.33 | 66 | 7.00 | 11.00 |
| 28 | 6.99 | 9.02 | 67 | 7.00 | 10.98 |
| 29 | 7.22 | 9.31 | 68 | 7.75 | 12.13 |
| 30 | 6.99 | 9.01 | 69 | 7.00 | 10.94 |
| 31 | 6.99 | 9.00 | 70 | 7.23 | 11.28 |
| 32 | 7.74 | 9.95 | 71 | 7.00 | 10.89 |
| 33 | 6.99 | 9.96 | 72 | 7.23 | 11.24 |
| 34 | 7.22 | 10.28 | 73 | 7.00 | 10.85 |
| 35 | 6.99 | 9.94 | 74 | 7.00 | 10.83 |
| 36 | 7.22 | 10.26 | 75 | 7.23 | 11.17 |
| 37 | 6.99 | 9.92 | 76 | 7.00 | 10.79 |
| 38 | 6.99 | 9.90 | 77 | 7.23 | 11.13 |
| 39 | 7.22 | 11.21 | 78 | 7.00 | 10.75 |

(1) Assumes both 1mLIBOR and 6mLIBOR remain constant at 1.12% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to a level beyond the maximum allowable under the Mortgage Loans and the cashflows are run to Optional Termination at the pricing speed.

## Net WAC Cap (%) for Class A-2 and A-3 Certificates

| Period | NWC(1) | NWC(2) | Period | NWC(1) | NWC(2) |
|---|---|---|---|---|---|
| 1 | 8.03 | 8.17 | 40 | 6.79 | 9.78 |
| 2 | 6.73 | 6.97 | 41 | 7.02 | 10.08 |
| 3 | 6.96 | 7.25 | 42 | 6.79 | 9.74 |
| 4 | 6.73 | 7.02 | 43 | 6.79 | 9.72 |
| 5 | 6.96 | 7.25 | 44 | 7.52 | 10.75 |
| 6 | 6.73 | 7.02 | 45 | 6.80 | 10.14 |
| 7 | 6.73 | 7.02 | 46 | 7.02 | 10.46 |
| 8 | 7.20 | 7.50 | 47 | 6.80 | 10.10 |
| 9 | 6.73 | 7.02 | 48 | 7.03 | 10.41 |
| 10 | 6.96 | 7.26 | 49 | 6.80 | 10.06 |
| 11 | 6.73 | 7.02 | 50 | 6.81 | 10.04 |
| 12 | 6.96 | 7.26 | 51 | 7.03 | 10.36 |
| 13 | 6.74 | 7.02 | 52 | 6.81 | 10.01 |
| 14 | 6.74 | 7.02 | 53 | 7.04 | 10.32 |
| 15 | 6.96 | 7.26 | 54 | 6.81 | 9.97 |
| 16 | 6.74 | 7.02 | 55 | 6.81 | 9.95 |
| 17 | 6.97 | 7.26 | 56 | 7.29 | 10.61 |
| 18 | 6.74 | 7.02 | 57 | 6.82 | 9.91 |
| 19 | 6.75 | 7.02 | 58 | 7.05 | 10.22 |
| 20 | 7.47 | 7.78 | 59 | 6.82 | 9.87 |
| 21 | 6.75 | 7.79 | 60 | 7.05 | 10.18 |
| 22 | 6.98 | 8.04 | 61 | 6.82 | 9.83 |
| 23 | 6.75 | 7.78 | 62 | 6.83 | 9.81 |
| 24 | 6.98 | 8.04 | 63 | 7.05 | 10.12 |
| 25 | 6.76 | 7.77 | 64 | 6.83 | 9.77 |
| 26 | 6.76 | 7.77 | 65 | 7.06 | 10.08 |
| 27 | 6.99 | 8.79 | 66 | 6.83 | 9.73 |
| 28 | 6.76 | 8.49 | 67 | 6.83 | 9.71 |
| 29 | 6.99 | 8.77 | 68 | 7.57 | 10.73 |
| 30 | 6.77 | 8.48 | 69 | 6.84 | 9.67 |
| 31 | 6.77 | 8.47 | 70 | 7.07 | 9.98 |
| 32 | 7.49 | 9.37 | 71 | 6.84 | 9.63 |
| 33 | 6.78 | 9.17 | 72 | 7.07 | 9.94 |
| 34 | 7.00 | 9.47 | 73 | 6.84 | 9.60 |
| 35 | 6.78 | 9.15 | 74 | 6.84 | 9.58 |
| 36 | 7.01 | 9.44 | 75 | 7.07 | 9.87 |
| 37 | 6.78 | 9.12 | 76 | 6.85 | 9.54 |
| 38 | 6.78 | 9.11 | 77 | 7.08 | 9.83 |
| 39 | 7.01 | 10.12 | 78 | 6.85 | 9.50 |

(1) Assumes both 1mLIBOR and 6mLIBOR remain constant at 1.12% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to a level beyond the maximum allowable under the Mortgage Loans and the cashflows are run to Optional Termination at the pricing speed.

## Net WAC Cap (%) for Class M Certificates

| Period | NWC(1) | NWC(2) | Period | NWC(1) | NWC(2) |
|---|---|---|---|---|---|
| 1 | 8.25 | 8.32 | 40 | 6.94 | 10.56 |
| 2 | 6.92 | 7.04 | 41 | 7.17 | 10.90 |
| 3 | 7.15 | 7.30 | 42 | 6.94 | 10.53 |
| 4 | 6.92 | 7.06 | 43 | 6.94 | 10.51 |
| 5 | 7.15 | 7.30 | 44 | 7.69 | 11.62 |
| 6 | 6.92 | 7.06 | 45 | 6.94 | 11.06 |
| 7 | 6.92 | 7.06 | 46 | 7.17 | 11.40 |
| 8 | 7.40 | 7.55 | 47 | 6.94 | 11.01 |
| 9 | 6.92 | 7.06 | 48 | 7.17 | 11.36 |
| 10 | 7.15 | 7.30 | 49 | 6.94 | 10.97 |
| 11 | 6.92 | 7.06 | 50 | 6.94 | 10.95 |
| 12 | 7.15 | 7.30 | 51 | 7.17 | 11.32 |
| 13 | 6.92 | 7.07 | 52 | 6.94 | 10.93 |
| 14 | 6.92 | 7.07 | 53 | 7.18 | 11.27 |
| 15 | 7.15 | 7.30 | 54 | 6.94 | 10.89 |
| 16 | 6.92 | 7.07 | 55 | 6.94 | 10.87 |
| 17 | 7.16 | 7.30 | 56 | 7.42 | 11.60 |
| 18 | 6.93 | 7.07 | 57 | 6.95 | 10.84 |
| 19 | 6.93 | 7.07 | 58 | 7.18 | 11.18 |
| 20 | 7.67 | 7.82 | 59 | 6.95 | 10.80 |
| 21 | 6.93 | 8.00 | 60 | 7.18 | 11.14 |
| 22 | 7.16 | 8.27 | 61 | 6.95 | 10.76 |
| 23 | 6.93 | 8.00 | 62 | 6.95 | 10.74 |
| 24 | 7.16 | 8.26 | 63 | 7.18 | 11.07 |
| 25 | 6.93 | 7.99 | 64 | 6.95 | 10.69 |
| 26 | 6.93 | 7.98 | 65 | 7.18 | 11.03 |
| 27 | 7.16 | 9.19 | 66 | 6.95 | 10.65 |
| 28 | 6.93 | 8.89 | 67 | 6.95 | 10.63 |
| 29 | 7.16 | 9.18 | 68 | 7.70 | 11.75 |
| 30 | 6.93 | 8.87 | 69 | 6.95 | 10.59 |
| 31 | 6.93 | 8.86 | 70 | 7.18 | 10.92 |
| 32 | 7.68 | 9.80 | 71 | 6.95 | 10.55 |
| 33 | 6.94 | 9.76 | 72 | 7.19 | 10.88 |
| 34 | 7.17 | 10.08 | 73 | 6.95 | 10.50 |
| 35 | 6.94 | 9.74 | 74 | 6.95 | 10.48 |
| 36 | 7.17 | 10.05 | 75 | 7.19 | 10.81 |
| 37 | 6.94 | 9.71 | 76 | 6.96 | 10.44 |
| 38 | 6.94 | 9.70 | 77 | 7.19 | 10.77 |
| 39 | 7.17 | 10.93 | 78 | 6.96 | 10.40 |

(1) Assumes both 1mLIBOR and 6mLIBOR remain constant at 1.12% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to a level beyond the maximum allowable under the Mortgage Loans and the cashflows are run to Optional Termination at the pricing speed.

# FOR ADDITIONAL INFORMATION PLEASE CALL:

## UBS Securities LLC

| | |
|---|---|
| **Asset Backed Finance** | |
| Shahid Quraishi | 212-713-2728 |
| Jay Lown | 212-713-3670 |
| Obi Nwokorie | 212-713-3270 |
| Glenn McIntyre | 212-713-3180 |
| Martin Priest | 212-713-3153 |
| Anthony Beshara | 212-713-2804 |
| Michael Braylovsky | 212-713-3744 |
| Verdi Contente | 212-713-2713 |
| Elizabeth Szondy | 212-713-6263 |
| **ABS Trading & Syndicate** | |
| Jack McCleary | 212-713-4330 |
| Stuart Lippman | 212-713-2946 |
| Joe Ruttle | 212-713-2252 |

## Rating Agency Contacts

| | |
|---|---|
| Julia Clements (S&P) | 212-438-7647 |
| Andrew Lipton (Moody's) | 212-553-7103 |
| Ben Katzburg (Fitch) | 212-908-0269 |